FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

15 February 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Quarterly Results to year ended 31 December 2006

1.1	Condensed Accounts

1.2	Management Commentary

1.3	Appendix Seven

1.4	Appendix One

Media Release

2.1	Telecom Half Year Performance

2.2	Theresa Gattung to conclude role as Telecom CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	15 February 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the period ended 31 December 2006 (unaudited)

		Three months ended 31 December		Six months ended 31 December		Year ended 30 June
		2006 $	2005 $	2006 $	2005 $	2006 $
(Dollars in millions, except per share amounts)	notes
Operating revenues and other income
Local service		268	268	539	540	1,081
Calling	2	340	344	697	699	1,393
Interconnection		48	53	98	105	204
Mobile		230	217	456	431	869
Data		134	153	275	306	602
Broadband and internet		121	113	240	220	448
IT Services		96	82	181	175	346
Other operating revenues	2	211	192	442	378	812
Other gains	3	—	60	20	60	60

		1,448	1,482	2,948	2,914	5,815

Operating expenses
Labour		(198)	(202)	(412)	(405)	(796)
Intercarrier costs		(319)	(288)	(645)	(580)	(1,199)
Other operating expenses		(417)	(394)	(832)	(799)	(1,563)
Impairment	3	—	(897)	—	(897)	(1,301)
Other expenses	3	(43)	(34)	(43)	(34)	(34)

		(977)	(1,815)	(1,932)	(2,715)	(4,893)

Earnings/(loss) before interest, taxation, depreciation and amortisation		471	(333)	1,016	199	922

Depreciation		(126)	(134)	(241)	(261)	(538)
Amortisation		(34)	(41)	(76)	(84)	(167)

Earnings/(loss) before interest and taxation		311	(508)	699	(146)	217

Net interest and other finance costs		(66)	(65)	(133)	(129)	(254)

Earnings/(loss) before income tax		245	(573)	566	(275)	(37)

Income tax expense		(16)	(91)	(112)	(189)	(394)

Earnings/(loss) after income tax		229	(664)	454	(464)	(431)

Minority interests in profit of subsidiaries		(1)	(1)	(2)	(2)	(4)

Net earnings/(loss) attributable to shareholders		228	(665)	452	(466)	(435)

Earnings/(loss) per share		11 ¢	(34)¢	23 ¢	(24)¢	(22)¢

Diluted earnings/(loss) per share		11 ¢	(34)¢	23 ¢	(24)¢	(22)¢

Weighted average number of ordinary shares (millions)		1,987	1,959	1,978	1,959	1,960

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the period ended 31 December 2006 (unaudited)

		Six months ended 31 December		Year ended 30 June 2006
		2006	2005
(Dollars in millions)	notes	$	$	$
Equity at the beginning of the period		1,062	2,430	2,430

Total recognised revenues and expenses
Net earnings / (loss) attributable to shareholders		452	(466)	(435)
Minority interests in profits of subsidiaries		2	2	4
Movement in foreign currency translation reserve		(53)	(10)	89
Movement in hedge reserve		(7)	12	5

		394	(462)	(337)

Contributions from owners
Capital contributed		139	19	20
Movement in deferred compensation		(12)	(1)	2

		127	18	22

Distribution to owners
Dividends:
Parent	4	(420)	(651)	(1,179)
Minority interest		(4)	(4)	(5)
Tax credit on supplementary dividends		48	76	131

		(376)	(579)	(1,053)

Equity at the end of the period		1,207	1,407	1,062

Represented by:
Contributed capital		2,150	2,009	2,011
Foreign currency translation reserve		(37)	(83)	16
Hedge reserve		(43)	(29)	(36)
Minority interests		5	6	7
Retained earnings		(880)	(517)	(960)
Deferred compensation		12	21	24

Equity at the end of the period		1,207	1,407	1,062

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 31 December 2006 (unaudited)

		31 December		30 June 2006
		2006	2005
(Dollars in millions)	notes	$	$	$
ASSETS

Current assets:
Cash		284	231	155
Short-term investments		69	89	64
Receivables and prepayments		927	956	929
Short-term derivative assets		17	—	26
Taxation recoverable		41	—	100
Inventories		87	88	51

Total current assets		1,425	1,364	1,325

Long-term investments		471	435	520
Receivables due after one year		—	160	109
Deferred tax asset		29	23	31
Long-term derivative assets		39	5	88
Intangibles		777	780	829
Property, plant and equipment		3,400	3,592	3,301

Total non-current assets		4,716	4,995	4,878

Total assets		6,141	6,359	6,203

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accruals		933	998	1,039
Short-term derivative liabilities		196	78	125
Debt due within one year		573	1,012	955

Total current liabilities		1,702	2,088	2,119

Deferred tax liability		75	74	117
Long-term derivative liabilities		477	648	362
Long-term debt		2,680	2,142	2,543

Total non-current liabilities		3,232	2,864	3,022

Total liabilities		4,934	4,952	5,141

Equity:

Shareholders’ funds		1,202	1,401	1,055
Minority interest		5	6	7

Total equity		1,207	1,407	1,062

Total liabilities and equity		6,141	6,359	6,203

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the six months ended 31 December 2006 (unaudited)

		Six months ended 31 December		Year ended 30 June 2006
		2006	2005
(Dollars in millions)	note	$	$	$
Cash flows from operating activities

Cash was provided from / (applied to):
Cash received from customers		2,941	2,858	5,740
Interest income		9	10	22
Payments to suppliers and employees		(2,055)	(1,846)	(3,484)
Income tax paid		(83)	(79)	(177)
Interest paid on debt		(133)	(146)	(294)

Net cash flows from operating activities	5	679	797	1,807

Cash flows from investing activities

Cash was provided from / (applied to):
Sale of property, plant and equipment		1	2	6
(Purchase) / sale of short-term investments, net		(15)	(9)	23
Sale/(purchase) of subsidiary companies		27	(10)	(8)
Purchase of long-term investments		(3)	(5)	(19)
Sale of long-term investments		—	272	293
Repayment of receivables due after one year		77	—	—
Purchase of property, plant and equipment		(418)	(369)	(737)
Capitalised interest paid		(6)	(5)	(11)

Net cash flows applied to investing activities		(337)	(124)	(453)

Cash flows from financing activities

Cash was provided from / (applied to):
Proceeds from long-term debt		376	—	397
Repayment of long-term debt		(242)	(162)	(660)
(Repayment of)/proceeds from short-term debt, net		(55)	134	5
Capital contributed		—	9	11
Capital repurchased		—	(58)	(114)
Dividends paid		(292)	(600)	(1,073)

Net cash flows applied to financing activities		(213)	(677)	(1,434)

Net cash flow		129	(4)	(80)
Opening cash position		155	235	235

Closing cash position		284	231	155

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with New Zealand Equivalent to International Accounting Standard (“NZ IAS”) No. 34: “Interim Financial Reporting”, issued by the New Zealand Institute of Chartered Accountants.

These financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2006. The financial statements for the six months ended 31 December 2006 are unaudited.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Restatements to Comparatives

The comparative amounts for the deferred tax asset and the deferred tax liability as at 31 December 2005 have been restated to reflect the extent that deferred tax assets and liabilities arise in the same jurisdiction, in line with the presentation at 31 December 2006 and 30 June 2006. These balances were previously reported as $167 million asset and $218 million liability. This reclassification had no impact on shareholder’s equity.

NOTE 2 REVENUE

	Three months ended 31 December		Six months ended 31 December		Year ended 30 June 2006
	2006	2005	2006	2005
(Dollars in millions)	$	$	$	$	$
Calling
National	205	227	421	459	905
International	124	105	253	216	442
Other	11	12	23	24	46

	340	344	697	699	1,393

Other operating revenues
Resale	102	86	212	168	363
Directories	58	53	127	115	248
Equipment	12	14	26	28	55
Miscellaneous other	39	39	77	67	146

	211	192	442	378	812

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT

	Three months ended 31 December		Six months ended 31 December		Year ended 30 June 2006
	2006	2005	2006	2005
(Dollars in millions)	$	$	$	$	$
Other gains
Gain on sale of TSCL	—	—	20	—	—
Gain on acquisition of SCCL	—	60	—	60	60

	—	60	20	60	60

Impairment
Impairment of Australian operations	—	897	—	897	1,301

	—	897	—	897	1,301

Other expenses
Restructuring costs	27	—	27	—	—
Provision for billing issues	16	—	16	—	—
Intercarrier and regulatory costs	—	22	—	22	22
Contractual settlements	—	12	—	12	12

	43	34	43	34	34

Other gains

Gain on sale of Telecom Samoa Cellular Limited (“TSCL”)

In September 2006 Telecom announced the sale of its 90% share in TSCL to Digicel Samoa Limited resulting in a gain on sale of $20 million.

Gain on acquisition of Southern Cross Cables (NZ) Limited (“SCCL”)

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a wholly owned subsidiary of Southern Cross Cables, in which Telecom holds a 50% shareholding. SCCL’s sole asset at the time of acquisition was a tax operating loss carryforward. The value of the tax loss carryforward was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost was reflected as a gain in Telecom’s consolidated income statement for the six months ended 31 December 2005.

Impairment

Impairment of Australian operations

Telecom reviewed the carrying value of the assets relating to its Australian Operations (which was a reportable segment) as at 31 December 2005. Prior to the write-down at 31 December 2005 these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations was assessed on a value in use basis.

In previous periods the recoverable amount had been determined to exceed carrying value. However in the December 2005 assessment it was determined that the recoverable amount was significantly lower than the carrying value and hence an impairment had occurred.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

The decline in the recoverable amount was a consequence of a number of negative trends that were adversely affecting the short and long-term earnings outlook for Australian Operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations);

•	Continued downward pressure on retail prices; and

•	The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within Australian Operations, led to the recognition of an impairment charge of $897 million (A$836 million) within abnormal expenses for the six month ended 31 December 2005. This charge represented the writing down of $63 million (A$58 million) of individual assets and $834 million (A$778 million) of goodwill. As a result of this impairment, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off.

Other expenses

Restructuring costs

Restructuring costs totalling $27 million have been recognised in the quarter ended 31 December 2006 resulting from restructuring activities, including a company-wide organisational redesign programme to reshape the company’s core business units and the costs of rationalising Australian call centre operations.

The costs associated with the organisational redesign programme are principally severance costs for approximately 420 employees. This restructuring is expected to be completed by 30 June 2007. The costs associated with the rationalisation of Australian call centre operations consist of both personnel related costs and the cost of surplus lease commitments. The rationalisation programme is expected to be complete by 31 December 2007.

Provision for billing issues

A provision of $16 million for the cost of rectifying several billing application configuration issues largely relating to prior periods has been recognised at 31 December 2006. The provision covers the cost of investigating and resolving these issues.

Intercarrier and regulatory costs

In January 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of $17.5 million to TelstraClear. As this amount related to prior periods, it was treated as an adjustable subsequent event and recognised by Telecom in its results for the six months ended 31 December 2005.

Also included in this item was an adjustment to reflect a determination by the Commerce Commission. In December 2005, the Commission issued a draft determination of the cost to Telecom of meeting its Telecommunications Service Obligations (“TSO”) for the year ended 30 June 2004. The determination represented a significant change from the 2003 and 2002 TSO determinations, which Telecom had used as the basis for accruing in 2004 and 2005 TSO revenue. Adopting the approach used by the Commission in its December 2005 determination resulted in a one-off adjustment to the accrued TSO receivable.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

Contractual settlements

Telecom provided $7 million for the estimated liability relating to historic issues under the Fair Trading Act and the Door to Door Sales Act 1967.

Telecom also provided $5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business.

NOTE 4 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the six months ended 31 December 2006, 31,808,970 shares with a total value of $131 million were issued in lieu of a cash dividend (six months ended 31 December 2005: 9,710,972 shares with a total value of $58 million; year ended 30 June 2006: 21,155,557 shares with a total value of $114 million).

NOTE 5 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Six months ended 31 December		Year ended 30 June 2006
	2006	2005
(Dollars in millions)	$	$	$
Net earnings attributable to shareholders	452	(466)	(435)
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	317	345	705
Bad and doubtful accounts	18	16	38
Deferred income tax	(40)	(7)	82
Minority interests in profits of subsidiaries	2	2	4
Other gains, expenses and impairment	23	871	1,275
Other	2	(2)	(9)

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
(Increase)/decrease in accounts receivable and related items	(10)	18	44
Increase in inventories	(35)	(32)	3
Decrease in current taxation	66	117	135
Increase/(decrease) in restructuring provision	(1)	—	—
Increase/(decrease) in accounts payable and related items	(115)	(65)	(35)

Net cash flows from operating activities	679	797	1,807

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 December 2006, minimum rental commitments for all non-cancellable operating leases were $273 million (31 December 2005: $326 million; 30 June 2006: $342 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 December 2006, there were no outstanding lease commitments (31 December 2005: nil; 30 June 2006: nil).

Capital Commitments

At 31 December 2006, capital expenditure amounting to $67 million (31 December 2005: $120 million; 30 June 2006: $89 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 7 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 31 December 2006 (31 December 2005: A$5 million; 30 June 2006: $5 million).

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 1 February 2007, the Board of Directors approved the payment of a second quarter dividend of $140 million, representing 7.0 cents per share. In addition, a supplementary dividend totalling approximately $17 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 9 RELATED PARTY TRANSACTIONS

Transactions with Associate Companies

During the period Telecom purchased further capacity from the Southern Cross Cables Group. The Southern Cross Cables Group is a related party by virtue of Telecom’s 50% share ownership of the group.

NOTE 10 SEGMENTAL REPORTING

For the six months ended 31 December 2006

	NZ Business	NZ Consumer	NZ Technology and Enterprises	Australian Operations	Corporate and Other	Eliminations	Total
(Dollars in millions)	$	$	$	$	$	$	$
External revenue	900	864	193	672	319	—	2,948
Internal revenue	2	—	12	8	110	(132)	—

Total revenue	902	864	205	680	429	(132)	2,948
Earnings before interest and tax	521	554	(416)	(19)	59	—	699

For the six months ended 31 December 2005

	NZ Business	NZ Consumer	NZ Technology and Enterprises	Australian Operations	Corporate and Other	Eliminations	Total
(Dollars in millions)	$	$	$	$	$	$	$
External revenue	923	838	204	642	307	—	2,914
Internal revenue	1	—	10	9	103	(123)	—

Total revenue	924	838	214	651	410	(123)	2,914
Earnings before interest and tax	567	531	(395)	(36)	(813)	—	(146)

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 11 QUARTERLY FINANCIAL INFORMATION

	Operating revenues	EBITDA*	Earnings /(loss) before interest and tax	Net earnings/(loss) attributable to shareholders	Net earnings /(loss) per share
(Dollars in millions, except per share amounts)	$	$	$	$	$
Quarter ended:
30 September 2006	1,500	545	388	224	11	¢
31 December 2006	1,448	471	311	228	11	¢
	2,948	1,016	699	452	23	¢

Quarter ended:
30 September 2005	1,432	533	363	199	10	¢
31 December 2005	1,482	(333)	(508)	(665)	(34	)¢
31 March 2006	1,447	582	404	222	11	¢
30 June 2006	1,454	140	(42)	(191)	(10	)¢

Year ended 30 June 2006	5,815	922	217	(435)	(22	)¢

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

NOTE 12 YELLOW PAGES GROUP SALE PROCESS

In November 2006, Telecom announced that it proposed to offer its Yellow Pages Group for sale by way of a competitive sale process. Indicative bids are expected to be received in early February 2007. Should a sale ultimately progress, it is currently anticipated that this would be completed by the end of the financial year ending 30 June 2007.

11

MANAGEMENT COMMENTARY

2 February 2007

Results for the half year ended 31 December 2006

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars (“AUD”), all monetary amounts in this management commentary are expressed in New Zealand dollars (“NZD”) unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $452 million for the half year ended 31 December 2006 (“HY 2006-07”) compared to a net loss of $466 million for the half year ended 31 December 2005 (“HY 2005-06”). Reported net earnings in both periods were impacted by abnormal items as discussed below.

Excluding the impact of abnormal items, adjusted net earnings for HY 2006-07 of $461 million represent an increase of 16.7% on adjusted earnings for HY 2005-06 of $395 million. Net earnings excluding abnormal items for the quarter ended 31 December 2006 (Q2 2006-07) were $257 million, compared to $196 million for the quarter ended 31 December 2005 (Q1 2005-06), an increase of 31.1%. The increase in earnings excluding abnormal items for both the half year and the quarter reflects lower tax expense, due to the recording of a $65 million tax credit to recognise previously unrecognised tax benefits on the write-down of Australian assets in the prior financial year.

EBITDA for Telecom’s NZ Operations increased slightly (0.7%) in HY 2006-07, despite a moderate decrease in Q2 2006-07 (1.9%) as a result of increased operating expenditure. Results for Australian Operations continued to reflect a difficult competitive environment with EBITDA for HY 2006-07 of A$10 million compared to A$42 million for HY 2005-06.

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$m	$m	%	$m	$m	%
Operating revenues (excluding abnormals)	2,928	2,854	2.6	1,448	1,422	1.8
Operating expenses	(1,889)	(1,784)	5.9	(934)	(884)	5.7
Abnormal items	(23)	(871)	(97.4)	(43)	(871)	(95.1)

EBITDA*	1,016	199	410.6	471	(333)	241.4
Depreciation and amortisation	(317)	(345)	(8.1)	(160)	(175)	(8.6)

Earnings before interest and tax	699	(146)	578.8	311	(508)	161.2
Net interest expense	(133)	(129)	3.1	(66)	(65)	1.5

Earnings before tax	566	(275)	305.8	245	(573)	142.8
Tax expense	(112)	(189)	(40.7)	(16)	(91)	(82.4)
Minority interest	(2)	(2)	—	(1)	(1)	—

Net earnings	452	(466)	197.0	228	(665)	134.3

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported net earnings for HY 2006-07 included three abnormal items:

•	an abnormal gain recorded in Q1 2006-07 of $20 million arising on the sale of its 90% owned subsidiary Telecom Samoa Cellular Limited (‘TSCL”) in September 2006;

•

restructuring costs totalling $27 million ($18 million net of tax) resulting from restructuring activities undertaken or announced in HY 2006-07, including a company-wide organisational redesign programme to reshape the company’s core business units and the costs of rationalising Australian call centre operations; and

•

the recognition of a provision of $16 million ($11 million net of tax) for the cost of rectifying several billing application configuration issues primarily relating to prior periods. The provision covers the cost of investigating and resolving these issues.

Four abnormal items were recorded in HY 2005-06:

•

Telecom recorded an impairment charge of $897 million in respect of its Australian Operations at 31 December 2005, as a review of the business determined that the carrying value exceeded the stand-alone fair value of the business (calculated on a value in use basis). The decline in value was a consequence of a number of negative trends that were adversely affecting the short and long term earnings outlook for Australian Operations, in particular:

-	A significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian Operations);

-	Continued downward pressure on retail prices; and

-	The deferral of major project expenditure by key corporate customers.

The impairment charge represented the writing down of $63 million of individual assets and $834 million of goodwill. As a result of this impairment charge, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off. The specific asset write-downs included items of property, plant and equipment and related inventory whose value was not supported due to a decline in the cash flows that they were expected to generate and certain receivables that were no longer considered to be collectible due to changes in the wholesale relationship with Telstra.

•

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a wholly-owned subsidiary of Southern Cross Cables, in which Telecom holds a 50% shareholding. SCCL’s sole asset at the time of acquisition was a tax operating loss carryforward. The value of the tax loss carryforward was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost has been reflected as a gain in the Group’s consolidated Income Statement for the year ended 30 June 2006.

•

A charge of $22 million ($15 million after tax) was incurred in relation to intercarrier and regulatory matters. This was made up of a settlement of $17.5 million agreed with TelstraClear Limited in January 2006 to settle a number of longstanding commercial issues (principally involving backdating of pricing) between the two companies, and a one-off adjustment to the accrued TSO receivable to reflect a determination by the Commerce Commission.

•

Telecom provided $7 million ($5 million after tax) for the estimated liability relating to historic issues under the Fair Trading and the Door to Door Sales Acts. Telecom also provided $5 million ($4 million after tax) for the cost of terminating an agreement with Hutchison Whampoa Limited to receive certain mobile related services for Telecom’s New Zealand business.

The adjustment to remove the effect of these items is shown in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2006 $ m	2005 $ m	Change %	2006 $ m	2005 $ m	Change %
Adjustments to reported net earnings
Reported net earnings	452	(466)	197.0	228	(665)	134.3
Adjusted for:
Gain on sale of TSCL	(20)	—		—	—
Restructuring charge*	18	—		18	—
Provision for billing issues*	11	—		11	—
Australian Operations write-down	—	897		—	897
Gain on acquisition of SCCL	—	(60)		—	(60)
Intercarrier and regulatory costs*	—	15		—	15
Provision for contractual settlements*	—	9		—	9

Adjusted net earnings	461	395	16.7	257	196	31.1

NM = Not a Meaningful Comparison

*	Figures are net of tax

Telecom’s adjusted earnings are summarised in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2006 $ m	2005 $ m	Change %	2006 $ m	2005 $ m	Change %
Telecom Group Adjusted Earnings
Adjusted operating revenues	2,928	2,854	2.6	1,448	1,422	1.8
Adjusted operating expenses	(1,889)	(1,784)	5.9	(934)	(884)	5.7

Adjusted EBITDA*	1,039	1,070	(2.9)	514	538	(4.5)
Depreciation and amortisation	(317)	(345)	(8.1)	(160)	(175)	(8.6)

Adjusted earnings before interest and tax	722	725	(0.4)	354	363	(2.5)
Net interest expense	(133)	(129)	3.1	(66)	(65)	1.5

Adjusted earnings before tax	589	596	(1.2)	288	298	(3.4)
Adjusted tax expense	(126)	(199)	(36.7)	(30)	(101)	(70.3)
Minority interest	(2)	(2)	—	(1)	(1)	—

Adjusted net earnings	461	395	16.7	257	196	31.1

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

The decrease in adjusted EBITDA of 2.9% for HY 2006-07 compared to the corresponding period in the prior year reflected lower EBITDA in Australian Operations, as EBITDA continued to decline in line with difficult competitive conditions and the increased costs associated with the current reengineering of business support and operating support systems and processes. The decline in EBITDA was partially offset by lower depreciation expense as a result of the write-down of property, plant and equipment included in the impairment charge for Australian Operations recognised at 30 June 2006.

Despite lower EBITDA, adjusted net earnings for HY 2006-07 increased 16.7% compared to HY 2005-06 due to a significant reduction in tax expense. A credit to tax expense of $65 million was recorded in Q2 2006-07 as a result of partially recognising the tax benefit of the write down of property, plant and equipment included in the impairment charges relating to Australian operations recorded in the previous year. No tax benefit was originally recognised on these write-downs as there was not considered to be sufficient probability that the benefits would be realised at the time the write-downs were booked. However, it has subsequently become probable that a portion of the previously unrecognised tax benefit would be realised and a tax asset has been booked accordingly. A significant portion of the total tax benefit remains unrecognised (approximately $80 million) and will continue to be assessed in future periods which may result in further recognition of tax assets if circumstances change.

KEY TRENDS

Telecom’s operating results for HY 2006-07 largely reflect the ongoing evolution of significant trends seen in the previous year as a result of shifts occurring in the business. As disclosed at Q1 2006-07, recent financial performance and operating trends will prove a less reliable guide to future performance, as the effect of the New Zealand Telecommunications Amendment Act 2006 begin to take effect. The New Zealand Government has now enacted legislation to implement its comprehensive set of changes to telecommunications regulation, including extension of the range of regulated wholesale broadband services, the introduction of local loop unbundling (LLU) to the New Zealand marketplace and the requirement for Telecom to adopt an operational separation model under the oversight of the Minister of Communications. In addition, the Government has recently scheduled reviews of mobile market regulation.

While the enacted legislation provides some certainty as to the structure of the broad regulatory framework, the ability to determine the actual financial impact of these changes for Telecom is to a significant extent dependent on the determination of the key pricing and service requirements underlying the regulation. The process of arriving at these determinations and approval of the operational separation plan is expected to take the majority of the 2006-07 financial year. The process of full implementation is likely to take substantially longer.

While the legislative and regulatory timetable suggest that the direct effects of the new regulatory regime may not be felt until 2007-08 fiscal year, Telecom is proactively resetting its strategies to reposition itself for the new environment. These strategies will directly impact capital and operating plans in 2006-07 and beyond. Further, the operational separation model mandated by the new Act is expected to impose significant additional operating and capital expenditure requirements on Telecom, given the likely complexity surrounding the implementation and operation of the new model. These impacts are further discussed on page 6.

New Zealand Operations

•

Growth in mobile voice and data revenue has continued its strong trajectory, with an increase of 9.2% in Q2 2006-07 following growth of 7.4% in Q1 2006-07. The growth is largely reflective of the increased penetration of mobile data services, with growth in mobile data revenues of 39.0% for Q2 2006-07 compared to Q2 2005-06. Strong connection growth was experienced in Q2 2006-07, with an additional net 100,000 connections added during the quarter.

Market penetration of mobile connections is trending towards 100% and the rate of penetration growth is expected to slow in the near to medium term. Future mobile data revenue growth is expected to be driven by growth in applications and content. Future mobile voice revenues will be driven by share of connections and rate of substitution from fixed line services. As an integrated operator, Telecom also has a focus on the convergence of fixed and mobile services, which is expected to gain momentum in future periods. The Commerce Commission’s current review of mobile market regulation could ultimately result in increased competitive intensity in the mobile market, and place further pressure on retail and wholesale prices. While the exact form of regulation is currently unknown, the objectives of the review appear to focus on facilitating the entry of new competitors, and encouraging the formation of wholesale mobile virtual network operator (MVNO) models.

•

Significant growth in uptake of broadband services in New Zealand continues, although Q2 2006-07 saw a moderation in the rate of growth. Total broadband connections increased by 36,000 in Q2 2006-07 following an increase of 51,000 in Q1 2006-07. The effect of this growth on revenue continues to be significantly negated by the reduction in pricing for business customers resulting in reduced revenue from the business segment.

The introduction of Unconstrained Bitstream Service (UBS), naked DSL and LLU are likely to have the effect of accelerating the rate of broadband penetration, and may result in further downward pressure on wholesale and retail broadband prices. More importantly, the advent of naked DSL and LLU pose threats to Telecom’s fixed line access relationship with customers, and could accelerate the rate of decline in traditional telephony services such as calling.

•

Longer term, Telecom has announced that it will invest in ADSL2+ technology to deliver the next generation of broadband services, ensuring that broadband will remain a key driver of Telecom’s results in the future.

•

Directories revenue continues to display solid growth as a result of volume and price increases for printed directories, the release of new print products and increasing amount of revenue derived from online directory and search services. Telecom is currently in the process of undertaking a competitive sale process of its Yellow Pages Group (which operates Telecom’s directories business), refer Other Matters – Update on Yellow Pages Group Sales Process.

•

Offsetting these growing parts of the business, Telecom’s traditional calling business continues to decline due to ongoing product substitution and competitive pressure. Excluding the impact of international transit revenue, the decrease in calling revenue in New Zealand Operations was 5.4% in HY 2006-07.

•	The rate of decline in calling is expected to be impacted by the introduction of naked DSL and LLU regulated services. Refer to the previous discussion on broadband services above.

•

The overall operating margin percentage in the New Zealand operations continues to come under pressure, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT services business, which is less capital intensive than Telecom’s traditional business). The growth in the mobile and broadband customer bases also continues to have a negative impact on costs and margins, driving significantly greater customer acquisition and provisioning costs and necessitating investment in additional customer service capability.

In light of these factors, particularly the decline in the calling business, Telecom is pursuing operating cost efficiency initiatives to offset the negative impact of these trends. Restructuring costs within New Zealand operations of $10 million were provided for in the current quarter as part of initiatives to redesign the organisation to deliver customer outcomes in a more efficient manner (with a further $17 million relating to Australian operations, making up a total charge of $27 million). Longer term, Telecom is seeking to redesign its operating model to a fundamentally lower cost approach in order to maintain satisfactory operating margins.

Australian Operations

•

Competitive conditions impacting on Telecom’s Australian operations continue to be highly challenging. Retail prices continue to decline across all products, while wholesale prices have risen following revisions to key supplier arrangements. This has resulted in a substantial decline in margins. These negative trends have been exacerbated by the cessation of substantial corporate and government contracts.

•

To respond to the challenges that the Australian operations are facing, further significant investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention programmes. This investment continues to have a negative impact on costs and free cash flow in the short-term. This investment continues in 2006-07, and is part of a comprehensive strategic programme designed to fundamentally reposition AAPT services in the mass market. As noted above, a charge of $17 million was recognised in Q2 2006-07 in relation to Australian operations as part of the programme of repositioning AAPT.

•

In Q2 2006-07 AAPT finalised two significant supply arrangements for network and access services in Australia. The separate agreements with Telstra Corporation and PowerTel Limited provide for a comprehensive array of network and carriage services for Telecom’s Australian operations and secure short and long-term supply arrangements and underlying pricing.

The net impact of the new Telstra and PowerTel arrangements will be to lower input costs while extending the range of high speed broadband services AAPT and Gen-i Australia can offer residential and business customers. The timeline for migrating certain access services to the new PowerTel arrangement is currently being developed and as such, limited direct financial benefits are anticipated in the 2006-07 financial year. Subsequent to 31 December 2006, Telecom has made an offer to acquire 100% of PowerTel by way of a scheme of arrangement, refer “Other Matters – Offer to acquire PowerTel” on page 41.

FUTURE EXPECTATIONS

As discussed in the “Key Trends” section, expectations around Telecom’s future financial and operating performance have been materially impacted by a series of wholesale price determinations, and the changes to telecommunications regulation in New Zealand announced in 2006. While key details of the specific changes have yet to be finalised, the cumulative effect of the proposed changes is likely to place downward pressure on operating margins and retail market share.

While the exact form of regulation, timetable for implementation, and likely competitor responses are uncertain, Telecom is revising its strategies to proactively respond to the changes in the new environment. Specifically, Telecom has:

•	increased the level of investment and service offerings designed to attract high value customers to integrated service packages;

•	further addressed the efficiency of current business processes;

•

accelerated the introduction of the “Next Generation Telecom” (“NGT”) business model. This model is a longer-term programme designed to fundamentally reduce the operating cost structure of the future business via a radical simplification of consumer and business offers and the construction of a next generation access network with related enhancements in service, provisioning, and product development capability; and

•	established a comprehensive undertakings implementation programme designed to co-ordinate and project manage the significant operational separation process.

Telecom’s original proposed model of operational separation would have operationally separated the retail business units from the network and wholesale units, and reinforced the separation with legally binding undertakings, independent and auditable oversight, and other structural changes designed to support non-discriminatory treatment of competitors. In legislation finalised in December 2006, the Government has mandated a more onerous form of operational separation than that proposed by Telecom, requiring the creation of a separate business unit to operate the fixed line access network in order to provide services to both Telecom’s retail units and its competitors. Telecom expects these operational separation requirements to be costly to implement and currently estimates that these requirements may result in additional operating expenditure of $10-20 million and additional capital expenditure of $20-40 million in the 2007-08 financial year. Telecom now estimates that operating expenditure of approximately $10 million will be incurred in respect of operational separation in 2006-07.

For 2006-07, Telecom currently expects the following impacts in the New Zealand business:

•

The cumulative impact of the underlying trends, direct regulatory effects, and investments in revised strategies is currently expected to result in a decline in 2006-07 EBITDA for New Zealand operations of approximately 2.0% to 3.0% compared to 2005-06.

For 2006-07, Telecom currently expects the following outcomes in the Australian business:

•

The current EBITDA forecast for the Australian business indicate a result of approximately $A40 million, subject to certain key assumptions. While Telecom has recently concluded new commercial arrangements for network services which should materially benefit future periods, the timeline for implementing the new arrangements are presently uncertain and are subject to normal execution risks. In addition, Telecom intends to launch a new service capability during Q4 2006-07 and Q1 2007-08 and this launch and subsequent migration of a large proportion of the AAPT customer base introduces the potential for material short-term variability in forecasts for Australian operations during the 2006-07 year.

Telecom currently expects net profit after tax, excluding abnormal items but including the tax credit of $65 million recognised at 31 December 2006, Southern Cross dividends of US$12 million (NZ$11 million after tax) and separation costs of $10 million ($7 million after tax), for the year ending 30 June 2007 to be within the range of $875 million to $895 million.

Telecom’s current capital expenditure forecast for the 2006-07 financial year is approximately $810 million to $830 million. Forecast capital expenditure incorporates Telecom’s decision to acquire additional Southern Cross capacity in the current financial year amounting to $25 million. This purchase has resulted in the upwards revision in the capital expenditure forecast from the previous guidance of $800 million.

Group depreciation and amortisation expense for 2006-07 is expected to be within the range of $640 million to $660 million, of which $570 million to $580 million relates to New Zealand and $70 million to $80 million relates to Australia. The majority of the impairment charge in respect of the Australian operations at 30 June 2006 was applied against property, plant and equipment, and as a result, depreciation expense in 2006-07 will be at correspondingly lower levels.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

At the full year announcement in August 2006 the Board of Telecom advised that it was the company’s intention, subject to there being no material adverse change in circumstances or operating outlook, to target an ordinary dividend payout ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the 2006-07 fiscal year.

Subject to there being no material adverse changes in circumstances, dividends from each of the first three quarters of the year ended 30 June 2007 will be 7.0 cps. The dividend for the fourth quarter of that year will be set to achieve the target full year payout ratio. The tax credit of $65 million recognised in the current period, and any Southern Cross dividends, will be included in net earnings for the purposes of calculating the dividend payout ratio.

In accordance with this policy the Board has declared a second quarter dividend of 7.0 cps.

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Second Quarter Ordinary Dividends
Ordinary Shares	7.0 cents
American Depositary Shares	*US 38.94 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.24 cents
Per American Depositary Share	*US 6.87 cents

“Ex” dividend dates
New Zealand Exchange	26 February 2007
Australian Stock Exchange	19 February 2007
New York Stock Exchange	20 February 2007

Books closing dates
New Zealand, Australian Stock Exchanges	23 February 2007
New York Stock Exchange	20 February 2007

Payment dates
New Zealand, Australia	9 March 2007
New York	16 March 2007

*	Based on an exchange rate at 16 January 2007 of NZ$1.00 to US$0.6954 and a ratio of eight ordinary shares per one American Depository Share.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. A 3% discount to the prevailing market price will be applied to shares issued under the Dividend Reinvestment Plan.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Half year ended 31 December			Quarter ended 31 December

	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Operating revenues and other income
Local service	539	540	(0.2)	268	268	—
Calling	697	699	(0.3)	340	344	(1.2)
Interconnection	98	105	(6.7)	48	53	(9.4)
Mobile	456	431	5.8	230	217	6.0
Data	275	306	(10.1)	134	153	(12.4)
Broadband and internet	240	220	9.1	121	113	7.1
IT services	181	175	3.4	96	82	17.1
Other operating revenue	442	378	16.9	211	192	9.9
Abnormal income	20	60	(66.7)	—	60	(100.0)

	2,948	2,914	1.2	1,448	1,482	(2.3)

Operating expenses
Labour	412	405	1.7	198	202	(2.0)
Intercarrier costs	645	583	10.6	319	291	9.6
Other operating expenses	832	796	4.5	417	391	6.6
Abnormal expenses	43	931	(95.4)	43	931	(95.4)

	1,932	2,715	(28.8)	977	1,815	(46.2)

EBITDA*	1,016	199	410.6	471	(333)	241.4

Depreciation	241	261	(7.7)	126	134	(6.0)
Amortisation	76	84	(9.5)	34	41	(17.1)

Depreciation and amortisation	317	345	(8.1)	160	175	(8.6)

Earnings before interest and tax	699	(146)	578.8	311	(508)	161.2

Net interest expense	133	129	3.1	66	65	1.5
Income tax expense	112	189	(40.7)	16	91	(82.4)
Minority interest	2	2	—	1	1	—

Net earnings	452	(466)	197.0	228	(665)	134.3

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total revenue of $2,948 million for HY 2006-07 increased by $34 million (1.2%) compared to HY 2005-06. This followed a decrease in revenue in Q2 2006-07 of $34 million (2.3%). The Q2 decrease was the result of an abnormal gain of $60 million arising on the acquisition of a subsidiary that was recognised in Q2 2005-06.

Aside from the impact of abnormal items, broadband and internet revenue grew, reflecting increased broadband penetration, particularly within Australian Operations. Growth in mobile revenue of $25 million for HY 2006-07 reflected increasing revenue in NZ Operations and resulted from growth in the customer base and penetration of mobile data services. Growth in other operating revenue was driven by growth in resale revenue in Australian Operations. IT services revenue also grew strongly in Q2 2006-07 (up 17.1%). Growth across these revenue categories has been partly offset by lower data and interconnection revenues.

Operating expenses in HY 2005-06 included substantial abnormal expenses relating to the write-down of Telecom’s Australian operations. Excluding these abnormal items, operating expenses increased largely as a result of growth in sales costs associated with the growth in IT Services and broadband revenues in New Zealand, as well as increased intercarrier costs related to the growth in international transit revenues.

Depreciation and amortisation expense declined as a result of the write-down of Australian operation in the prior year. Net interest increased marginally, while tax expense was significantly impacted by the recognition of tax benefits resulting from the previous write-down of Australian operations. Excluding the credit for the tax benefit on the write-down, the effective tax rate for HY 2006-07 was 31.3%. This was slightly lower than the New Zealand corporate tax rate of 33% due to the non-assessable gain on the sale of Telecom Samoa Cellular and other non-assessable income in offshore subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Half year ended 31 December			Quarter ended 31 December
	2006 $ m	2005 $ m	Change %	2006 $ m	2005 $ m	Change %

Cash flows
Net cash flows from/(applied to):
Operating activities	679	797	(14.8)	257	329	(21.9)
Investing activities	(337)	(124)	171.8	(105)	(218)	(51.8)
Financing activities	(213)	(677)	(68.5)	(22)	(39)	(43.6)

Net cash flow	129	(4)	NM	130	72	80.6

NM = Not a Meaningful Comparison

A detailed breakdown of the cash flow can be found in the Appendices.

Net cash flows from operating activities decreased by $118 million (14.8%) for HY 2006-07 and by $72 million (21.9%) for Q2 2006-07 compared to the corresponding periods in the prior year. This reflected a reduction in EBITDA excluding abnormal items, the payment of A$25 million of amounts due to Telstra by AAPT that had previously been in dispute and an increase in working capital as a result of a reduction in accounts payable and related balances.

The net cash outflow for investing activities increased by $213 million (171.8%) for HY 2006-07 compared to HY 2005-06. This movement is mainly due to the receipt of cash from the sale of INL in the prior year.

The net cash outflow for financing activities decreased by $464 million (68.5%) for HY 2006-07. The decrease was primarily due to a decrease in the dividend paid compared to the prior period, as HY 2005-06 included the payment of special dividends declared in respect of the 2005 financial year. The cessation of the repurchase of shares in connection with the dividend reinvestment plan has also increased HY 2006-07 cash flow from financing activities.

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 75.0% at 31 December 2006, compared to 73.7% at 30 September 2006 (net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets).

Net debt was $3,517 million at 31 December 2006, a decrease of $41 million from net debt at 30 September 2006 of $3,558 million.

OVERVIEW OF GEOGRAPHIC RESULTS

Telecom operates integrated businesses in New Zealand and Australia, each of which is subject significantly different competitive conditions, risks and financial results reflecting their different histories and size relative to the overall market. The reporting that follows presents results separately for Telecom’s New Zealand and Australian operations. The results of Telecom’s international business are included within New Zealand operations.

Corporate expenses are not allocated to the geographic segments and are included separately in a Corporate and Other category.

Telecom measures and evaluates the geographic segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from operations excluding abnormal items for HY 2006-07 were $722 million, compared to $725 million for HY 2005-06. The table on the following page details revenues, expenses and earnings from operations by geographic segment.

Summary of Geographic Results

	Half year ended 31 December			Quarter ended 31 December
	2006 $ m	2005 $ m	Change %	2006 $ m	2005 $ m	Change %

NZ Operations
Operating revenues	2,289	2,246	1.9	1,143	1,118	2.2
Operating expenses	(1,221)	(1,185)	3.0	(618)	(583)	6.0

EBITDA*	1,068	1,061	0.7	525	535	(1.9)
Depreciation and amortisation	(284)	(256)	10.9	(144)	(131)	9.9

Earnings from operations	784	805	(2.6)	381	404	(5.7)

Australian Operations
Operating revenues	681	648	5.1	325	325	—
Operating expenses	(668)	(600)	11.3	(318)	(304)	4.6

EBITDA*	13	48	(72.9)	7	21	(66.7)
Depreciation and amortisation	(32)	(83)	(61.4)	(16)	(41)	(61.0)

Earnings from operations	(19)	(35)	(45.7)	(9)	(20)	(55.0)

Corporate and Other
Operating revenues	9	5	80.0	6	2	200.0
Operating expenses	(51)	(44)	15.9	(24)	(20)	20.0

EBITDA*	(42)	(39)	7.7	(18)	(18)	—
Depreciation and amortisation	(1)	(6)	(83.3)	—	(3)	(100.0)

Earnings from operations	(43)	(45)	4.4	(18)	(21)	14.3

Eliminations #
Operating revenues	(51)	(45)	(13.3)	(26)	(23)	13.0
Operating expenses	51	45	(13.3)	26	23	13.0

EBITDA*	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—

Telecom Group
Operating revenues	2,928	2,854	2.6	1,448	1,422	1.8
Operating expenses	(1,889)	(1,784)	5.9	(934)	(884)	5.7

EBITDA*	1,039	1,070	(2.9)	514	538	(4.5)
Depreciation and amortisation	(317)	(345)	(8.1)	(160)	(175)	(8.6)

Earnings from operations	722	725	(0.4)	354	363	(2.5)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

# Eliminations remove the impact of internal transactions

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT services and directories publishing.

The results for NZ Operations are set out in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Operating revenues
Local service	523	523	—	260	260	—
Calling	503	489	2.9	248	238	4.2
Interconnection	77	83	(7.2)	39	42	(7.1)
Mobile	413	380	8.7	211	192	9.9
Data	208	220	(5.5)	102	112	(8.9)
Broadband and internet	164	169	(3.0)	83	86	(3.5)
IT services	181	175	3.4	96	82	17.1
Directories	127	115	10.4	58	53	9.4
Other operating revenue	53	58	(8.6)	26	35	(25.7)
Internal revenue	40	34	17.6	20	18	11.1

	2,289	2,246	1.9	1,143	1,118	2.2

Operations and support expenses
Labour	277	276	0.4	136	138	(1.4)
Intercarrier costs	262	247	6.1	128	119	7.6
Other operating expenses	671	651	3.1	348	321	8.4
Internal expenses	11	11	—	6	5	20.0

	1,221	1,185	3.0	618	583	6.0

EBITDA	1,068	1,061	0.7	525	535	(1.9)
Depreciation	217	198	9.6	110	104	5.8
Amortisation	67	58	15.5	34	27	25.9

Earnings from operations	784	805	(2.6)	381	404	(5.7)

Overview of Results

Earnings from operations of $784 million for HY 2006-07 and $381 million for Q2 2006-07 decreased by $21 million (2.6%) and $23 million (5.7%) respectively compared to the corresponding periods in the prior year.

Operating revenues increased by $43 million (1.9%) for HY 2006-07 and by $25 million (2.2%) for Q2 2006-07, with increased calling, mobile, IT services, directories and internal revenues being partly offset by declines in interconnection, data, broadband and internet, and other revenues.

Calling revenue increased by $14 million (2.9%) for HY 2006-07 and by $10 million (4.2%) for Q2 2006-07 compared to the corresponding periods in the prior year. The increase is due to increased international transit revenue, partly offset by declines in national and international outwards calling. The increase in international transit revenue is offset by a corresponding increase in international settlement costs.

NZ OPERATIONS

The increase in mobile revenue was due to strong growth in mobile data.

IT services revenue increased by $6 million (3.4%) for HY 2006-07 and by $14 million (17.1%) for Q2 2006-07 compared to the corresponding periods in the prior year.

Broadband and internet revenue decreased by $5 million (3.0%) for HY 2006-07 and $3 million (3.5%) for Q2 2006-07 compared to the corresponding periods in the prior year, largely due to the reduction in pricing for business broadband coupled with the continued decline in dial-up revenues.

Operations and support expenses increased by $36 million (3.0%) for HY 2006-07 and $35 million (6.0%) for Q2 2006-07 compared to the corresponding periods in the prior year, with increased international settlements costs, direct contractor costs and broadband and IT services sales costs. This was partially offset by lower mobile acquisitions, upgrades and dealer commissions sales costs.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

Local service revenues were stable for HY 2006-07 and for Q2 2006-07 compared to the corresponding periods in the prior year. The increase in access revenues of $7 million (1.6%) for HY 2006-07 and $4 million (1.8%) for Q2 2006-07 was offset by a decrease in local call revenues of $6 million (15.8%) for HY 2006-07 and $3 million (16.7%) for Q2 2006-07 and by a decrease in Smartphone, messaging and call track revenues of $1 million (2.7%) for HY 2006-07 and $1 million (5.3%) for Q2 2006-07.

The increase in access revenues for HY 2006-07 was due to the consumer price index increase in March 2006. The decline in local call revenues was due largely to businesses migrating from dial-up internet access to broadband (with a corresponding shift in revenue from local service to broadband and internet) and declining call volumes as a result of competitive pressure.

Wholesaling of residential access lines commenced in Q3 2004-05. As at 31 December 2006, 79,000 of Telecom’s residential access lines were wholesale connections.

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change %	2006	2005	Change %

Business & residential access
Revenue ($m)	455	448	1.6	227	223	1.8
Access lines
Residential:
Retail (000s)	1,325	1,345	(1.5)
Wholesale (000s)	79	67	17.9

Total Residential (000s)	1,404	1,412	(0.6)
Business:
Retail (000s)	253	253	—
Wholesale (000s)	50	51	(2.0)

Total Business (000s)	303	304	(0.3)
Centrex lines (000s)	65	67	(3.0)

Local calls*
Revenue ($m)	32	38	(15.8)	15	18	(16.7)
Call minutes (m)	941	1,133	(16.9)	451	539	(16.3)

Smartphone, messaging and call track
Revenue ($m)	36	37	(2.7)	18	19	(5.3)

Total Local Service Revenue	523	523	—	260	260	—

Consumer Local Service ($m)	328	324	1.2	163	162	0.6
Business Local Service ($m)	158	163	(3.1)	78	80	(2.5)
Wholesale Local Service ($m)	37	36	2.8	19	18	5.6

	523	523	—	260	260	—

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Calling revenue
National	278	297	(6.4)	139	147	(5.4)
International	202	167	21.0	99	78	26.9
Other	23	25	(8.0)	10	13	(23.1)

	503	489	2.9	248	238	4.2

National Calling Revenue

	Half year ended 31 December			Quarter ended 31 December

	2006	2005	Change %	2006	2005	Change %

National calls
Revenue ($m)	86	99	(13.1)	43	48	(10.4)
Call minutes (m)	843	958	(12.0)	411	478	(14.0)
Average price (cents)	10.2	10.3	(1.0)	10.5	10.0	5.0

Calls to mobile networks
Revenue ($m)	143	149	(4.0)	72	75	(4.0)
Call minutes (m)	401	369	8.7	202	186	8.6
Average price (cents)	35.7	40.4	(11.6)	35.6	40.3	(11.7)

National 0800
Revenue ($m)	45	44	2.3	22	21	4.8
Call minutes (m)	319	309	3.2	159	146	8.9
Average price (cents)	14.1	14.2	(0.7)	13.8	14.4	(4.2)

Operator services
Revenue ($m)	4	5	(20)	2	3	(33)

Total National Calling Revenue	278	297	(6.4)	139	147	(5.4)

Consumer National Calling	144	158	(8.9)	74	81	(8.6)
Business National Calling	124	132	(6.1)	60	63	(4.8)
Wholesale National Calling	10	7	42.9	5	3	66.7

	278	297	(6.4)	139	147	(5.4)

Total national calling revenue (including national calls, calls to mobile networks, and national 0800) decreased by $19 million (6.4%) for HY 2006-07 and by $8 million (5.4%) for Q2 2006-07 compared to the corresponding periods in the prior year. Revenue from national calls decreased by $13 million (13.1%) for HY 2006-07 and by $5 million (10.4%) for Q2 2006-07 with volumes

NZ OPERATIONS

12.0% lower for HY 2006-07 and 14.0% for Q2 2006-07 largely due to substitution (with a related increase in volume in mobile calls and calls to mobile networks).

Revenue from calls to mobile networks decreased $6 million (4.0%) for HY 2006-07 and $3 million (4.0%) for Q2 2006-07 compared to the corresponding periods in the prior year. HY 2006-07 average prices decreased 11.6%, partly offset by an 8.7% increase in call minutes.

National 0800 revenue increased by $1 million (2.3%) for HY 2006-07 and $1 million (4.8%) for Q2 2006-07, with the 3.2% increase in call minutes for HY 2006-07 partly offset by a 0.7% decrease in average prices for HY 2006-07.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

The breakdown of international calling revenue is shown in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
International calling revenue
International outward	63	65	(3.1)	32	33	(3.0)
International inward	18	17	5.9	8	8	—
International transits	121	85	42.4	59	37	59.5

	202	167	21.0	99	78	26.9

International calling revenue increased by $35 million (21.0%) for HY 2006-07 and by $21 million (26.9%) for Q2 2006-07 compared to the corresponding periods in the prior year, largely due to an increase in gross transit revenues. Excluding transit revenues, international calling revenue was stable for HY 2006-07 and for Q2 2006-07 compared to the corresponding periods in the prior year. An analysis of volumes and average price is shown in the following table.

NZ OPERATIONS

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change %	2006	2005	Change %

Outwards calls
Revenue ($m)	63	65	(3.1)	32	33	(3.0)
Call minutes (m)	331	325	1.8	171	165	3.6
Average price (cents)	19.0	20.0	(5.0)	18.7	20.0	(6.5)

Retail Outward Calls ($m)	56	58	(3.4)	29	29	—
Wholesale Outward Calls ($m)	7	7	—	3	4	(25.0)

	63	65	(3.1)	32	33	(3.0)

Inwards calls
Revenue ($m)	18	17	5.9	8	8	—
Call minutes (m)	299	325	(8.0)	137	166	(17.5)
Average price (cents)	6.0	5.2	15.4	5.8	4.8	20.8

Transits
Revenue ($m)	121	85	42.4	59	37	59.5
Intercarrier costs ($m)	(102)	(63)	61.9	(50)	(26)	92.3

Net margin ($m)	19	22	(13.6)	9	11	(18.2)
Call minutes (m)	1,660	1,303	27.4	841	688	22.2
Average margin per minute (cents)	1.1	1.7	(35.3)	1.1	1.6	(31.3)

Outwards calling revenue decreased by $2 million (3.1%) for HY 2006-07 and $1 million (3.0%) for Q2 2006-07 compared to the corresponding periods in the prior year, due to a 5.0% decline in average prices for HY 2006-07 and 6.5% decline for Q2 2006-07, partly offset by an increase in call volumes of 1.8% for HY 2006-07 and 3.6% for Q2 2006-07.

Inwards calling revenue increased by $1 million (5.9%) for HY 2006-07 and was stable for Q2 2006-07. The increase was driven by an increase in average prices, partly offset by a decrease in call volumes for both HY 2006-07 and Q2 2006-07.

Transit revenue increased by $36 million (42.4%) for HY 2006-07 and by $22 million (59.5%) for Q2 2006-07 as a result of strong volume growth. As margins per minute have declined in a tight market, volume growth has been required to slow the fall in overall margin from the transit business. This strong growth in volumes results in a corresponding increase in international settlement costs (see “Intercarrier Costs”).

The net margin from transits decreased by $3 million (13.6%) for HY 2006-07 and by $2 million (18.2%) for Q2 2006-07 compared to the corresponding periods in the prior year, with the decline in average margin per minute more than offsetting the impact of higher volumes.

NZ OPERATIONS

Interconnection Revenue

	Half year ended 31 December			Quarter ended 31 December

	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Interconnection
PSTN interconnection	36	35	2.9	18	17	5.9
Mobile interconnection	41	48	(14.6)	21	25	(16.0)

	77	83	(7.2)	39	42	(7.1)

Interconnection revenue decreased by $6 million (7.2%) for HY 2006-07 and $3 million (7.1%) for Q2 2006-07 compared to the corresponding periods in the prior year. The decrease in mobile interconnection revenue for HY 2006-07 is principally due to a reduction in revenue billed to interconnection carriers, with a corresponding decrease in intercarrier costs (see “Intercarrier costs”). This decrease is partly offset by an increase in PSTN interconnection revenue for HY 2006-07 and for Q2 2006-07.

Mobile Revenue

	Half year ended 31 December			Quarter ended 31 December

	2006	2005	Change	2006	2005	Change
			%			%
Mobile revenue ($m)
Voice revenue	262	263	(0.4)	132	132	—
Data revenue	108	79	36.7	57	41	39.0

Mobile voice and data	370	342	8.2	189	173	9.2
Other mobile	43	38	13.2	22	19	15.8

Total mobile	413	380	8.7	211	192	9.9

Call minutes (m)	720	671	7.3	370	349	6.0

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	65.5	70.0	(6.4)	65.7	69.5	(5.5)
Prepaid	13.0	10.8	20.4	13.1	10.9	20.2
Total	34.9	34.1	2.3	34.9	33.8	3.3

Voice	24.7	26.2	(5.7)	24.4	25.7	(5.1)
Data	10.2	7.9	29.1	10.5	8.1	29.6

CDMA	35.7	43.3	(17.6)	35.4	42.0	(15.7)
TDMA	15.9	5.8	174.1	17.9	5.5	225.5

Total ARPU including interconnection	45.5	47.0	(3.2)	45.4	46.8	(3.0)

Mobile revenue increased by $33 million (8.7%) for HY 2006-07 and by $19 million (9.9%) for Q2 2006-07 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Mobile voice and data revenue increased by $28 million (8.2%) for HY 2006-07 and by $16 million (9.2%) for Q2 2006-07 compared to the corresponding periods in the prior year. This increase reflected growth in data revenues through higher data volumes. Voice revenues were relatively stable. Call minutes for HY 2006-07 increased 7.3% compared to the corresponding period in the prior year primarily due to an increase in the connection base.

Other mobile revenue increased $5 million (13.2%) for HY 2006-07 and by $3 million (15.8%) for Q2 2006-07, driven by increased per unit handset sales revenues offset by lower volumes, and growth in repairs revenue.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Postpaid ARPU decreased 6.4% for HY 2006-07 and 5.5% for Q2 2006-07, while prepaid ARPU increased by 20.4% for HY 2006-07 and 20.2% for Q2 2006-07 compared to the corresponding periods in the prior year. Postpaid ARPU has decreased due to the impact of competition on pricing and the dilution impact of the integrated call plan offering that has a zero access fee element, which is popular with customers that would have previously connected as prepaid. Prepaid ARPU has increased due to a combination of increased data revenues and the removal of inactive connections from the TDMA connection base in Q4 2005-06. Total ARPU (excluding interconnection) for HY 2006-07 increased 2.3% due to the increase in prepaid ARPU and the higher percentage of active prepaid customers on the base. CDMA ARPU has decreased due to a decrease in postpaid ARPU and an increasing proportion of prepaid connections in the CDMA base. TDMA ARPU has increased due to the removal of inactive connections from the TDMA connection base in Q4 2005-06.

Revenue from CDMA connections now comprises approximately 99% of total Q2 2006-07 mobile voice and data revenues, compared to 96% in Q2 2005-06. Closure of the TDMA network is scheduled to occur on 31 March 2007.

Total ARPU including interconnection decreased by 3.2% for HY 2006-07 and by 3.0% for Q2 2006-07 compared to the corresponding periods in the prior year, predominantly due to lower per user interconnection revenues (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

	31 December 2006			31 December 2005
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)

CDMA
Total CDMA connections	741	1,101	1,842	642	790	1,432
Three month active base (%)	100	93	96	100	97	98

TDMA
Total TDMA connections	20	—	20	40	330	370
Three month active base (%)	100	NM	100	100	81	84

Internal connections (CDMA)	9	—	9	6	—	6

Total Connections	770	1,101	1,871	688	1,120	1,808

Total connections of 1,871,000 at 31 December 2006 grew by 63,000 (3.5%) over the twelve month period from 1,808,000 at 31 December 2005 (which includes a one-off write-down of 199,000 non-active TDMA connections from the base in Q4 2005-06 in anticipation of the TDMA network closure on 31 March 2007) and by 100,000 (5.6%) from 1,771,000 at 30 September 2006. Of the 31 December 2006 total connection base, 41.1% were postpaid connections, while 58.8% were prepaid connections.

Telecom had approximately 1,851,000 CDMA connections (including internal connections) at 31 December 2006, comprising 98.9% of total connections. CDMA external connections have increased by 410,000 (28.6%) during the year from 1,432,000 at 31 December 2005, with CDMA postpaid external connections increasing by 99,000 and CDMA prepaid connections by 311,000. CDMA external

NZ OPERATIONS

connections increased by 144,000 (8.4%) over the current quarter from 1,698,000 at 30 September 2006. Of the total CDMA connection base at 31 December 2006, 40.5% were postpaid connections and 59.5% were prepaid connections.

Data Revenue

Data revenue decreased by $12 million (5.5%) for HY 2006-07 and by $10 million (8.9%) for Q2 2006-07 compared to the corresponding periods in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Data revenue
Managed IP data services:
Lanlink	40	51	(21.6)	19	26	(26.9)
Private office and high speed data	43	25	72.0	23	13	76.9
Other IP data	3	4	(25.0)	1	2	(50.0)

	86	80	7.5	43	41	4.9
Traditional data services:
Frame relay	10	13	(23.1)	4	6	(33.3)
Digital data services	24	32	(25.0)	12	15	(20.0)
ISDN	51	51	—	25	26	(3.8)
Leased data services	26	31	(16.1)	12	17	(29.4)
IP Net / Netgate	3	4	(25.0)	1	2	(50.0)
Miscellaneous data	8	9	(11.1)	5	5	—

	122	140	(12.9)	59	71	(16.9)

Total Data Revenue	208	220	(5.5)	102	112	(8.9)

Business data	182	185	(1.6)	89	92	(3.3)
Wholesale data	26	35	(25.7)	13	20	(35.0)

	208	220	(5.5)	102	112	(8.9)

The decline in data revenue for both HY 2006-07 and Q2 2006-07 has been driven by a decrease in traditional data and Lanlink services, partly offset by increased managed IP data services.

Managed IP data services revenue increased by $6 million (7.5%) for HY 2006-07 and $2 million (4.9%) for Q2 2006-07 compared to the corresponding periods in the prior year. Lanlink decreased $11 million for HY 2006-07 substantially due to migration of customers to Private office. Private office and high speed data growth of $18 million for HY 2006-07 reflects growth in Private office connectivity and increased management of customers’ private office networks, combined with some product migration from Lanlink.

Traditional data services revenue decreased by $18 million (12.9%) for HY 2006-07 and $12 million (16.9%) for Q2 2006-07 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Broadband and Internet Revenue

	Half year ended 31 December			Quarter ended 31 December

	2006	2005	Change	2006	2005	Change
			%			%
Broadband revenue ($m)
Broadband revenue	127	122	4.1	66	63	4.8
Value added services revenue	10	9	11.1	5	5	—

Total broadband revenue	137	131	4.6	71	68	4.4

Consumer	77	57	35.1	44	32	37.5
Business	39	59	(33.9)	16	27	(40.7)
Wholesale	21	15	40.0	11	9	22.2

	137	131	4.6	71	68	4.4

Broadband connections* (000s)
Residential
Retail	334	211	58.3
Resale (Jestream partnering programme)	—	5	(100.0)

	334	216	54.6
Business
Retail	61	45	35.6
Resale (Jestream partnering programme)	—	4	(100.0)

	61	49	24.5
Total Connections
Retail	395	265	49.1
Wholesale	127	75	69.3

Total Connections	522	340	53.5

Internet revenue ($m)
Internet revenue	27	38	(28.9)	12	18	(33.3)

Active dial-up customers at period end (000s)	270	343	(21.3)
Total dial-up hours (m)	35.7	51.6	(30.8)	17.2	24.3	(29.2)

Average hours per active customer per month	20.5	24.0	(14.5)	20.5	23.0	(10.7)

Total Broadband and Internet
Revenue ($m)	164	169	(3.0)	83	86	(3.5)

*	Broadband connections include all plans with download speeds of 256 kbps or greater

Broadband and internet revenue decreased by $5 million (3.0%) for HY 2006-07 and by $3 million (3.5%) for Q2 2006-07 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Broadband revenue increased by $6 million (4.6%) for HY 2006-07 and by $3 million (4.4%) for Q2 2006-07 compared to the corresponding periods in the prior year. Consumer broadband revenue increased by $20 million (35.1%) for HY 2006-07, driven by the continued uptake of Telecom’s broadband service. Business broadband revenue decreased by $20 million (33.9%) for HY 2006-07, driven by the realignment of prices for business customers to bring the pricing more in line with residential offerings. Wholesale broadband revenue grew $6 million (40.0%) for HY 2006-07, due to growth in the wholesale customer base.

Total broadband connections of approximately 522,000 at 31 December 2006 increased by 182,000 (53.5%) from 31 December 2005, and by 36,000 since 30 September 2006 with retail residential connections increasing 27,000, retail business connections increasing 1,000 and wholesale connections increasing 8,000. Telecom no longer distinguishes between residential and business connections for its wholesale connections, and as a result wholesale connections are now reported on a total basis.

Internet revenue decreased $11 million (28.9%) for HY 2006-07 and by $6 million (33.3%) for Q2 2006-07 driven by the continued migration of customers from dial-up internet to broadband. Total dial-up internet connections of approximately 270,000 at 31 December 2006 had decreased by 73,000 (21.3%) from 31 December 2005.

IT Services Revenue

IT services revenue includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services.

IT services revenue increased by $6 million (3.4%) for HY 2006-07 and $14 million (17.1%) for Q2 2006-07 compared to the corresponding periods in the prior year. The increase in Q2 2006-07 revenue was partly offset by lower revenue in Q1 2006-07, as Q1 2005-06 included revenue of $5 million from Gen-i Australia, which was transferred to Australian operations at the beginning of Q2 2005-06.

Directories Revenue

Directories revenue of $127 million increased by $12 million (10.4%) for HY 2006-07 and $5 million (9.4%) for Q2 2006-07 compared to the corresponding periods in the prior year, driven by price and volume increases, the introduction of new products in print directories and increasing revenues from online services.

NZ OPERATIONS

Other Operating Revenue

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Other operating revenue
Equipment sales	15	18	(16.7)	7	10	(30.0)
Other International	14	16	(12.5)	5	8	(37.5)
Other miscellaneous revenue	24	24	—	14	17	(17.6)

	53	58	(8.6)	26	35	(25.7)

Other operating revenue decreased by $5 million (8.6%) for HY 2006-07 and by $9 million (25.7%) for Q2 2006-07, with decreases across all lines of revenue.

Internal Revenue

NZ Operations internal revenue represents charges from the International group to AAPT for delivering AAPT’s international retail and wholesale voice traffic, the provision of international data circuits, and the supply of AAPT’s international internet services. Internal revenue increased by $6 million (17.6%) for HY 2006-07 and $2 million (11.1%) for Q2 2006-07 compared to the corresponding periods in the prior year.

Operations and Support Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change			Change
	$ m	$ m	%	2006	2005	%
Labour ($m)	277	276	0.4	136	138	(1.4)

Personnel numbers
Total staff at 31 December	6,925	6,395	8.3

Labour expense increased by $1 million (0.4%) for HY 2006-07 and decreased by $2 million (1.4%) for Q2 2006-07 compared to the corresponding periods in the prior year. Personnel numbers of 6,925 at 31 December 2006 increased by 530 (8.3%) compared to 31 December 2005. The increase results from a move to build internal capability to support the IT capital programme, and increased resources to support strategic initiatives (including additional call centre support and frontline sales). A large portion of the growth in personnel numbers relates to staff involved in capital activities whose costs are capitalised, hence the growth in personnel numbers while labour expense is stable.

NZ OPERATIONS

Intercarrier costs

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Land to mobile, mobile to 0800 interconnection	45	57	(21.1)	22	29	(24.1)
Mobile interconnection	48	57	(15.8)	25	29	(13.8)
International settlements	169	133	27.1	81	61	32.8

	262	247	6.1	128	119	7.6

Intercarrier costs increased by $15 million (6.1%) for HY 2006-07 and by $9 million (7.6%) for Q2 2006-07 compared to the corresponding periods in the prior year, with the increase due to increasing international settlement costs.

Land to mobile and mobile to 0800 interconnection decreased by $12 million (21.1%) for HY 2006-07 and $7 million (24.1%) for Q2 2006-07 due to reduced costs paid to interconnection carriers. Mobile interconnection decreased by $9 million (15.8%) for HY 2006-07 and $4 million (13.8%) for Q2 2006-07 for the same reason. See “Interconnection Revenue” for the corresponding decrease in interconnection revenue.

International settlement costs increased by $36 million (27.1%) for HY 2006-07 and by $20 million (32.8%) for Q2 2006-07 compared to the corresponding periods in the prior year. This increase reflects strong growth in international transit volumes (see “International Calling Revenue” for the corresponding increase in transit revenue).

NZ OPERATIONS

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2006 $ m	2005 $ m	Change %	2006 $ m	2005 $ m	Change %

Other operating expenses
Direct costs:
Direct contractor costs	80	67	19.4	43	36	19.4
International cable maintenance and restoration	6	6	—	3	2	50.0
Support contracts and other direct costs	47	44	6.8	22	22	—

Total direct costs	133	117	13.7	68	60	13.3

Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	151	164	(7.9)	81	84	(3.6)
IT services	100	92	8.7	57	41	39.0
Broadband & internet and other	48	33	45.5	26	16	62.5
Yellow Pages Group	12	12	—	5	5	—

Total other sales costs	311	301	3.3	169	146	15.8

Computer costs	78	74	5.4	40	35	14.3
Advertising, promotions and communications	52	54	(3.7)	25	28	(10.7)
Accommodation costs	42	39	7.7	21	22	(4.5)
Outsourcing	12	13	(7.7)	7	6	16.7
Travel	7	9	(22.2)	3	5	(40.0)
Bad Debts	10	10	—	4	4	—
Other	26	34	(23.5)	11	15	(26.7)

	671	651	3.1	348	321	8.4

Other operating expenses increased by $20 million (3.1%) for HY 2006-07 and by $27 million (8.4%) Q1 2006-07 compared to the corresponding periods in the prior year.

Direct costs increased by $16 million (13.7%) for HY 2006-07 and $8 million (13.3%) for Q2 2006-07 with the increase largely due to increased provisioning costs associated with higher broadband connections.

Other sales costs increased by $10 million (3.3%) for HY 2006-07 and $23 million (15.8%) for Q2 2006-07 compared to the corresponding periods in the prior year.

Mobile acquisitions, upgrades and dealer commissions decreased by $13 million (7.9%) for HY 2006-07 and by $3 million (3.6%) for Q2 2006-07 compared to the corresponding period in the prior year, primarily driven by lower volumes.

Other sales costs for IT services increased by $8 million (8.7%) for HY 2006-07 and $16 million (39.0%) for Q2 2006-07 compared to the corresponding periods in the prior year.

Broadband & internet and other costs increased by $15 million (45.5%) for HY 2006-07 and $10 million (62.5%) for Q2 2006-07, largely due to the increase in broadband connections.

NZ OPERATIONS

Accommodation costs increased by $3 million (7.7%) for HY 2006-07 and decreased by $1 million (4.5%) for Q2 2006-07 largely due to higher lease and rental costs and higher electricity costs in Q1 2006-07.

Depreciation and amortisation

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Depreciation
Business	6	6	—	3	3	—
Consumer	4	5	(20.0)	2	3	(33.3)
T&E	191	171	11.7	97	89	9.0
Yellow Pages Group	1	1	—	1	1	—
International	15	15	—	7	8	(12.5)

	217	198	9.6	110	104	5.8
Amortisation
Business	2	—	NM	1	—	NM
Consumer	2	—	NM	1	—	NM
T&E	41	38	7.9	20	17	17.6
Yellow Pages Group	3	2	50.0	2	1	100.0
International	19	18	5.6	10	9	11.1

	67	58	15.5	34	27	25.9

Total Depreciation and Amortisation ($m)	284	256	10.9	144	131	9.9

Depreciation and amortisation increased by $28 million (10.9%) for HY 2006-07 and $13 million (9.9%) for Q2 2006-07 compared to the corresponding periods in the prior year.

Amortisation expense primarily relates to software assets (T&E), spectrum licences (T&E) and international cable capacity (International).

The increase in depreciation of $19 million (9.6%) for HY 2006-07 and $6 million (5.8%) for Q2 2006-07 is due largely to increased depreciation within T&E. This increase was driven by higher capex spend through the course of the 2005-06 year than in previous years.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Australian operations comprise Consumer and Small Enterprise, Business, Wholesale, Technology Shared Services and Support functions.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Half year ended 31 December			Quarter ended 31 December
	2006 $ m	2005 $ m	Change %	2006 $ m	2005 $ m	Change %

Operating revenues
Local service	16	17	(5.9)	8	8	—
Calling	194	210	(7.6)	92	106	(13.2)
Interconnection	21	22	(4.5)	9	11	(18.2)
Mobile	43	51	(15.7)	19	25	(24.0)
Data	67	86	(22.1)	32	41	(22.0)
Broadband and internet	76	51	49.0	38	27	40.7
Resale	212	168	26.2	102	85	20.0
Other operating revenue	44	34	29.4	21	18	16.7
Internal revenue	8	9	(11.1)	4	4	—

	681	648	5.1	325	325	—

Operations and support expenses
Labour	111	107	3.7	50	53	(5.7)
Intercarrier costs	383	336	14.0	191	172	11.0
Other operating expenses	134	123	8.9	57	61	(6.6)
Internal expenses	40	34	17.6	20	18	11.1

	668	600	11.3	318	304	4.6

EBITDA	13	48	(72.9)	7	21	(66.7)

Depreciation	24	63	(61.9)	15	30	(50.0)
Amortisation	8	20	(60.0)	1	11	(90.9)

Loss from operations	(19)	(35)	(45.7)	(9)	(20)	(55.0)

Reported NZD results for Australian Operations are impacted by movements in exchange rates. The AUD strengthened against the NZD between 31 December 2005 and 31 December 2006. The average exchange rate for Q2 2006-07 was 0.8657, compared to an average exchange rate for Q2 2005-06 of 0.9412. This strengthening of the AUD increased reported NZD revenues and expenses for Australian Operations. To eliminate the impact of exchange rates, the commentary that follows is stated in AUD.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Operating revenues
Local service	13	16	(18.8)	6	8	(25.0)
Calling	164	194	(15.5)	80	99	(19.2)
Interconnection	19	20	(5.0)	9	10	(10.0)
Mobile	36	47	(23.4)	17	24	(29.2)
Data	57	80	(28.8)	29	39	(25.6)
Broadband and internet	64	46	39.1	32	24	33.3
Resale	179	156	14.7	89	80	11.3
Other operating revenue	35	35	—	16	18	(11.1)
Internal revenue	7	8	(12.5)	4	3	33.3

	574	602	(4.7)	282	305	(7.5)

Operations and support expenses
Labour	93	102	(8.8)	44	51	(13.7)
Intercarrier costs	322	311	3.5	160	160	—
Other operating expenses	115	115	—	55	59	(6.8)
Internal expenses	34	32	6.3	18	17	5.9

	564	560	0.7	277	287	(3.5)

EBITDA	10	42	(76.2)	5	18	(72.2)

Depreciation	22	56	(60.7)	16	28	(42.9)
Amortisation	8	19	(57.9)	1	11	(90.9)

Loss from operations	(20)	(33)	(39.4)	(12)	(21)	(42.9)

Overview of Results

Telecom’s Australian Operations continue to operate in an intensely competitive market. AAPT continues to focus on the small to medium enterprise and mass-market segments with an acceleration of investment in building customer service functionality and development of a new IT platform to enable the provision of an improved customer experience. In HY 2006-07, capital expenditure of A$31 million has been incurred on this strategic initiative. The initiative has also resulted in additional operating expenditure. Gen-i Australia continues to focus on the enterprise and IT&T markets.

During Q2 2006-07 two significant supply arrangements for network and access services in Australia were finalised. The separate agreements with Telstra Corporation and PowerTel Limited provide for a comprehensive array of network and carriage services for Telecom’s Australian operations and secure short and long-term supply arrangements and underlying pricing.

The new agreement with Telstra was back-dated to 1 July 2006 and reinstates a number of volume-related and product specific discounts and incentives. The agreement also specifies prices for wholesale line rental, local call services, and originating and terminating access. As part of the broad agreement with Telstra, AAPT has settled the majority of disputes related to periods pre 1 July 2006 and has made payments to Telstra of approximately $A25 million reflecting the amounts previously withheld as a result of disputes in the 2005-06 financial year.

AUSTRALIAN OPERATIONS

The new Telstra pricing and backdated changes relating to Q1 2006-07 have been incorporated in the Q2 2006-07 results. These were however largely consistent with amounts accrued in Q1 2006-07 and accordingly finalisation of this agreement has had a relatively minor impact on Q2 2006-07 results.

Local Service Revenue

Total Local Service Revenue decreased by $3 million for HY 2006-07 and $2 million for Q2 2006-07 compared to the corresponding periods in the prior year. The decrease is due to a decline in local call revenues and access revenue due to falling volumes and competitive pressure on pricing.

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change %	2006	2005	Change %
Business & residential access
Revenue ($m)	3	4	(25.0)	1	2	(50.0)

Local calls
Revenue ($m)	9	11	(18.2)	4	5	(20.0)
Call minutes (m)	305	317	(3.8)	150	151	(0.7)

Smartphone, messaging and call track
Revenue ($m)	1	1	—	1	1	—

Total Local Service Revenue	13	16	(18.8)	6	8	(25.0)

Consumer Local Service ( $m)	1	1	—	1	—	NM
Business Local Service ($m)	7	9	(22.2)	3	5	(40.0)
Wholesale Local Service ( $m)	5	6	(16.7)	2	3	(33.3)

	13	16	(18.8)	6	8	(25.0)

Calling and Resale Revenue

Calling revenue is broken down as follows:

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Calling revenue
National	121	147	(17.7)	58	74	(21.6)
International	43	47	(8.5)	22	25	(12.0)

	164	194	(15.5)	80	99	(19.2)

Resale revenue	179	156	14.7	89	80	11.3

Total Calling and Resale Revenue	343	350	(2.0)	169	179	(5.6)

AUSTRALIAN OPERATIONS

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change %	2006	2005	Change %

National calls
Revenue ($m)	26	50	(48.0)	11	26	(57.7)
Call minutes (m)	606	688	(11.9)	295	334	(11.7)
Average price (cents)	4.3	7.3	(41.1)	3.7	7.8	(52.6)

Calls to mobile networks
Revenue ($m)	94	96	(2.1)	46	48	(4.2)
Call minutes (m)	331	324	2.2	162	162	—
Average price (cents)	28.4	29.6	(4.1)	28.4	29.6	(4.1)

Operator services
Revenue ($m)	1	1	—	1	—	NM

International calling revenue
Revenue ($m)	43	47	(8.5)	22	25	(12.0)
Call minutes (m)	421	451	(6.7)	220	239	(7.9)
Average price (cents)	10.2	10.4	(1.9)	10.0	10.5	(4.8)

Total calling revenue	164	194	(15.5)	80	99	(19.2)
Resale revenue	179	156	14.7	89	80	11.3

Total calling and resale revenue	343	350	(2.0)	169	179	(5.6)

Consumer Calling and resale	229	237	(3.4)	112	123	(8.9)
Business Calling and resale	36	42	(14.3)	18	20	(10.0)
Wholesale Calling and resale	79	69	14.5	39	36	8.3

	344	348	(1.1)	169	179	(5.6)

Consumer fixed line customer numbers (000s)	410	445	(7.9)

% of Bundled customers	58%	41%	50.0

Total calling and resale revenue decreased by $7 million (2.0%) for HY 2006-07 compared to the corresponding period in the previous year following a decrease of $10 million (5.6%) in Q2 2006-07. This was principally the result of declining revenue from national calls, partially offset by growth in resale revenue.

Revenue from national calls decreased for both the half year and the quarter with competitive pressure and capped calling plans driving a 52.6% lower average price per minute for Q2 2006-07 compared to the corresponding period in the prior year (an acceleration of the Q1 2006-07 trend). The churn of large corporate customers has also impacted on the volume of calls.

Revenue from calls to mobile networks declined by $2 million in HY 2006-07 and Q2 2006-07. Average prices per minute decreased 4.1% for Q2 2006-07 compared to the corresponding period in the prior year. Call minutes declined slightly.

International calling revenue for Australian Operations comprises outward calling revenue, where Australian customers make calls originating in Australia and terminating overseas and inwards calling revenue, where calls originated by overseas carriers terminate on AAPT’s networks.

AUSTRALIAN OPERATIONS

International calling revenue decreased by $4 million (8.5%) for HY 2006-07 and $3 million (12.0%) for Q2 2006-07 compared to the corresponding periods in the prior year. This was due to both a decrease in volumes and a decrease in average price per minute.

The active Consumer fixed line customer base at 31 December 2006 of 410,000 decreased by 7.9% compared to the prior year and bundled customers increased by 50.0% to 58.0%. This has resulted in a 2.1% increase in total services to 778,000 compared to the prior year. The decline in the Consumer fixed line base is due to the decision to terminate high churning external sales channels in October 2006 and focus on churn management.

Mobile Revenue

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change %	2006	2005	Change %
Mobile revenue ($m)
Mobile voice and data	31	42	(26.2)	15	21	(28.6)
Other mobile	5	5	—	2	3	(33.3)

Total mobile	36	47	(23.4)	17	24	(29.2)

Call minutes (m)	61	78	(21.8)	32	41	(22.0)

Average Revenue Per User (“ARPU”)
ARPU—$ per month
Postpaid	23.6	36.0	(34.4)	22.5	33.5	(32.8)

Revenue and call minutes include both Consumer and Business customers. ARPU relates to Consumer customers only.

Mobile revenue decreased by $11 million (23.4%) for HY 2006-07 and $7 million (29.2%) for Q2 2006-07 compared to the corresponding periods in the prior year. This decrease was due to the sale of the prepaid customer base in Q2 2005-06, the move away from stand alone mobile sales and the impact of capped calling plans.

While the Consumer division’s total post-paid mobile connections increased by 9.9% year on year, the mix between bundled and stand-alone connections changed markedly. The percentage of bundled connections increased from 54.6% at 31 December 2005 to 68.9% at 31 December 2006. ARPU for bundled customers is lower than stand-alone customers due to lower usage, however bundled customers have historically shown lower churn.

AUSTRALIAN OPERATIONS

Data Revenue

Data revenue decreased by $23 million (28.8%) for HY 2006-07 and $10 million (25.6%) for Q2 2006-07 compared to the corresponding periods in the prior year. The decrease is primarily due to the loss of two large corporate customers, VicOne and Tradegate. The balance is due to price erosion on the negotiation of new contracts.

Broadband and Internet Revenue

Broadband and internet revenue increased by $18 million (39.1%) for HY 2006-07 and $8 million (33.3%) for Q2 2006-07 compared to the corresponding periods in the prior year. This increase was the result of strong growth in broadband customers. Consumer broadband customer numbers have grown at a steady rate from 63,000 at 31 December 2005 to 142,000 at 31 December 2006 (a year on year increase of 125.4%).

Total dial-up internet connections of approximately 98,000 at 31 December 2006 decreased by 19,000 (16.2%) from 31 December 2005. This was primarily driven by the migration of customers from dial-up to broadband.

Other Operating Revenue

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Other operating revenue
Equipment sales	9	10	(10.0)	4	5	(20.0)
Other miscellaneous revenue	26	25	4.0	12	13	(7.7)

	35	35	—	16	18	(11.1)

Other operating revenue was stable for HY 2006-07, as a decrease of $2 million (20.0%) for Q2 2006-07 offset equivalent growth in Q1 2006-07.

Operations and Support Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change %	2006	2005	Change %
Labour ($m)	93	102	(8.8)	44	51	(13.7)

Personnel numbers
Total staff at 31 December	1,672	2,151	(22.3)

Labour expense decreased by $9 million (8.8%) for HY 2006-07 compared to the corresponding period in the prior year. The majority of this decrease was recorded in Q2 2006-07, where labour costs fell $7 million (13.7%) compared to Q2 2005-06. The decline in

AUSTRALIAN OPERATIONS

labour costs reflected lower staff numbers. Total staff numbers decreased by 22.3% as a result of the various restructuring and efficiency initiatives that are underway within Australian operations.

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Other operating expenses

Direct costs	23	20	15.0	12	11	9.1
Dealer commissions	11	12	(8.3)	3	5	(40.0)
Computer costs	19	13	46.2	9	6	50.0
Advertising, promotions and communications	16	20	(20.0)	8	10	(20.0)
Accommodation costs	12	13	(7.7)	6	7	(14.3)
Bad Debts	6	7	(14.3)	3	4	(25)
Other	28	30	(6.7)	14	16	(12.5)

	115	115	—	55	59	(6.8)

Other operating expenses were stable for HY 2006-07 following a decrease of $4 million (6.8%) for Q2 2006-07 compared to the corresponding period in the prior year.

Computer costs increased by $6 million (46.2%) for HY 2006-07 and $3 million (50.0%) for Q2 2006-07 due to the support costs associated with the delivery of the new strategic IT Platform.

Dealer commissions decreased by $2 million (40.0%) for Q2 2006-07 as a result of AAPT’s decision to stop selling via the external sales channels.

Advertising, promotions and communications costs decreased by $4 million (20.0%) for HY 2006-07 and $2 million (20.0%) for Q2 2006-07. This was primarily due to phasing of consumer and small enterprise advertising expenditure.

Depreciation and amortisation

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Depreciation	22	56	(60.7)	16	28	(42.9)
Amortisation	8	19	(57.9)	1	11	(90.9)

Total Depreciation and Amortisation ($m)	30	75	(60.0)	17	39	(56.4)

AUSTRALIAN OPERATIONS

Depreciation and amortisation decreased by $45 million (60.0%) for HY 2006-07 and $22 million (56.4%) for Q2 2006-07 compared to the corresponding periods in the prior year. At 30 June 2006 a substantial asset impairment was recognised, significantly lowering asset values and resulting in substantially reduced depreciation and amortisation expense in 2006-07.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change %	2006	2005	Change %

Revenue
Other operating revenue ($m)	6	3	100.0	4	1	300.0
Internal revenue ($m)	3	2	50.0	2	1	100.0

	9	5	80.0	6	2	200.0

Operating expenses
Labour ($m)	24	22	9.1	12	11	9.1
Advertising ($m)	1	2	(50.0)	—	1	(100.0)
Other operating costs ($m)	26	20	30.0	12	8	50.0

	51	44	15.9	24	20	20.0

Depreciation and amortisation
Amortisation of intangibles ($m)	1	6	(83.3)	—	3	(100.0)

Personnel numbers
Total staff at 31 December	202	210	(3.8)

Corporate operating expenses increased by $7 million (15.9%) for HY 2006-07 and by $3 million (14.3%) for Q2 2006-07 compared to the corresponding periods in the prior year. Labour expense increased by $2 million (9.1%) for HY 2006-07 and by $1 million (9.1%) for Q2 2006-07. Other operating expenses increased $6 million (30.0%) for HY 2006-07 and $4 million (50.0%) for Q2 2006-07, due to small increases in accommodation, insurance and consultancy costs.

CAPITAL EXPENDITURE

	Half year ended 31 December			Quarter ended 31 December			Forecast Year ended 30 June 2007

	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%	$ m
Keep NZ connected	81	85	(4.7)	44	43	2.3	169
Build NGT capability	29	18	61.1	17	10	70.0	55
Network provider of choice	96	92	4.3	57	52	9.6	174
Service provider of choice	32	31	3.2	17	15	13.3	61
Invest for returns	56	56	—	30	33	(9.1)	131
International/Yellow Pages	35	10	250.0	31	6	416.7	65

Total NZ Operations	329	292	12.7	196	159	23.3	655
Australian Operations	73	60	21.7	34	34	—	145
Corporate and Other	—	1	(100.0)	—	1	(100.0)	10

	402	353	13.9	230	194	18.6	810

Total capital expenditure of $402 million for HY 2006-07 increased by $49 million (13.9%) compared to HY 2005-06. NZ Operations capital expenditure increased by 12.7% for HY 2006-07 due to increased expenditure on building new capability as part of the NGT programme and increased international capital expenditure as a result of the purchase of additional Southern Cross capacity in Q2 2006-07. Growth in Australian operations capital expenditure reflects strategic IT projects.

Capital expenditure for New Zealand operations is now reported in line with Telecom’s strategic priorities. These are described below.

Keep New Zealand Connected – comprises investment needed to meet statutory, regulatory and contractual obligations and sustain existing service performance. This includes meeting customer demand for legacy services while maintaining current service levels, mitigating risks to continuity of these services, rehabilitating and renewing the access network, maintaining existing capability of Telecom’s business infrastructure (including IT) and developing capabilities to meet current regulatory and statutory requirements.

Building NGT Capability – comprises the investment in the technology and services required to deliver Next Generation Telecom. This includes building VoIP capability, creating infrastructure for new channel capability (particularly online), developing new customer management systems and establishing new technology management capability.

Network Provider of Choice – comprises investment required to extend network coverage, augment capacity in line with strategic business growth (e.g. growth in broadband and mobile) and developing and deploying new technology capabilities needed to deliver retail and wholesale services cost-effectively.

Service Provider of Choice – comprises investment in service-specific and customer service systems needed deliver, grow and sustain retail services. This includes ICT outsourcing and CPE investment, developing contact centre and customer service systems and capability and other retail channel investment.

Investment for Returns – comprises investment outside the core strategic programmes that is justified based on the projected rate of return of the investment.

For the year ended 30 June 2007 Telecom is currently forecasting total capital expenditure of $810 million to $830 million. Forecast capital expenditure incorporates Telecom’s decision to acquire additional Southern Cross capacity in the current financial year amounting to $25 million. This purchase has resulted in the upwards revision in the capital expenditure forecast from the previous guidance of $800 million.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Telecommunications Amendment Act 2006

In June 2006 the Telecommunications Amendment Bill (the Bill), encompassing the Government’s proposed regulatory changes, was introduced to Parliament. The Bill was referred to the Finance and Expenditure Select Committee, with an opportunity for interested parties to make written and oral submissions to the Committee.

The Bill (which amends the Telecommunications Act 2001), was passed by Parliament on 13 December, and came into force on 18 December 2006.

The legislative amendments make wide-ranging changes to the telecommunications regulatory environment, including:

•

Operational separation of Telecom – the amended Act provides a broad framework for operational separation, with a process for the Minister of Communications to settle an operational separation with Telecom following public consultation.

•	Unbundling of the local telephone loop – Telecom’s copper local loop, and associated co-location and backhaul services have been regulated.

•	Regulation of “naked DSL” – the existing unbundled bitstream service has been extended to require Telecom to provide wholesale bitstream without other services (such as telephone line rental).

•	Accounting separation and information disclosure obligations.

•	Enforcement provisions – new penalties introduced for knowingly, or without reasonable excuse, breaching the Act or Commission-determined regulation.

•

Process amendments – including a new standard terms determination process, a new power for the Commission to monitor the telecommunications industry, amendments to the process followed in relation to the TSO cost calculation.

It is anticipated that finalisation of the operational separation plan will be concluded around the middle of the calendar year, although full implementation of the plan is likely to take substantially longer.

Mobile Termination Rates

The Commerce Commission commenced an investigation in May 2004 into whether mobile termination rates for fixed-to-mobile calls should be regulated. The investigation followed from complaints that a lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

The Commission released its final report in May 2006, recommending regulation of all mobile termination rates for fixed to mobile calls, irrespective of the mobile technology. The Commission also recommended that the mobile termination rates should be determined initially by benchmarking against comparable countries with forward-looking costs, and finally by a total service long run incremental cost (“TSLRIC”) calculation.

Under the Act, the Communications Minister must now decide to either accept or reject the Commission’s recommendation, or ask the Commission to reconsider its recommendation. The Minister has delegated the responsibility of this decision to Hon Trevor Mallard. It is expected that a decision will be made in the first quarter of 2007. Both Telecom and Vodafone have separately put forward commercial offers to the Minister as an alternative to regulation, and these commercial offers will form part of the Minister’s consideration.

If the recommendation is accepted, royal assent is required before the service becomes a regulated service under the Act. The Commission would then need to carry out a determination process (including determining the regulated price) before access seekers can access the service at the regulated rate.

Kiwi Share

On 16 January 2007 the Government announced that it was reviewing the Telecommunications Service Obligation (TSO), including the Kiwi Share, to assess its ongoing effectiveness.

The scope of the review includes consideration of:

•	Whether the TSO is meeting its objectives;

•	Whether a rural broadband obligation should be included in the TSO;

•	The impact of the TSO on infrastructure investment;

•	The impact of market competition on economic sustainability of the TSO;

•	Whether the TSO should be made contestable; and

•	The appropriateness of current compensation for the TSO.

A discussion document is expected in March 2007

TSO Cost Calculation

On 8 November the Commerce Commission released a revised draft assessment of Telecom’s net cost of complying with the TSO for the period of 1 July 2003 to June 2004

The TSO cost has been calculated at $48 million for this period, $7 million higher than the Commission’s initial draft determination.

Interested parties have made submissions on the revised draft determination, and a final decision is expected in February 2006.

Unbundled Bitstream Service (“UBS”)

In December 2004 TelstraClear applied to the Commerce Commission for a determination on UBS. The Commerce Commission issued a final determination in December 2005, requiring Telecom to provide TelstraClear with bitstream access with unconstrained downstream speeds, even though this could adversely affect the service availability to some end users.

Telecom and TelstraClear subsequently reached a commercial agreement whereby Telecom provides TelstraClear with two UBS products with constrained downstream speeds, with TelstraClear agreeing not to enforce the Commission’s determination for the period of the agreement.

In March 2006 ihug and Callplus applied to the Commission for access to an unconstrained UBS on the terms and conditions set out in the TelstraClear determination. The Commerce Commission released its final determination on 22 June 2006 flowing through the TelstraClear determination terms to ihug and Callplus.

On 19 July 2006, ihug and Callplus filed an appeal of the determination in the High Court, challenging the pricing methodology applied by the Commission. That appeal was withdrawn and ihug and CallPlus then made applications to the Commission for a reconsideration of the determination. The applications both focussed on the pricing methodology for UBS. .

In December 2006 the Commission concluded that it had grounds to undertake a reconsideration. The next step will be a draft determination, expected in the first quarter of 2007. Telecom expects the reconsideration to result in a decrease of the current UBS price.

Mobile Services Review

On 10 October 2006, the Commission announced that it would launch formal investigations under Schedule 3 of the Act into whether to amend the two current regulated mobile services: national roaming and mobile co-location. The Commission will consider whether roaming and co-location should be moved from being specified services under the Act (for which the Commission cannot regulate the price) to designated services (for which the Commission can regulate price). The Commission is also considering whether to amend the terms of the national roaming service.

Submissions are due in February 2007 on the Commission’s issues paper.

Commerce Act Investigations

In December 2004 the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. In January 2006, Telecom provided a large number of documents to the Commerce Commission, pursuant to a notice under section 98 of the Commerce Act. The Commerce Commission’s investigation is still continuing and litigation cannot be ruled out, although Telecom is not aware of any further steps taken to progress the investigation since January 2006.

Commerce Act Litigation

In July 2000 the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The hearing is scheduled to commence in August 2007.

In March 2004 the Commerce Commission issued proceedings against Telecom in relation to Streamline Pricing at Retail and Carrier Data Pricing at Wholesale from 1999 through to the present day. The trial of this matter is likely to take place after 0867, some time in 2008.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (“SCCN”). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of the SingTel Group (39.99%) and Verizon (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 31 December 2006, Telecom held Southern Cross capacity with a book value of approximately $323 million.

In the three months to 31 December 2006, Southern Cross finalised further sales of US$91 million. SCCN currently expects to collect up to US$274 million from scheduled receipts against previously committed capacity sales.

As at 31 December 2006, SCCN was capitalised via US$30 million of shareholders’ equity. SCCN also held cash reserves of approximately US$26 million. In the quarter ending 31 December 2006, SCCN repaid all outstanding shareholder advances (including accrued interest), returning US$54 million to Telecom.

In March 2007, subject to Southern Cross Board approval, Telecom could receive a dividend from Southern Cross of up to US$12 million. In the 2008 financial year further dividends are likely. It is difficult to be definitive as to expected dividend amounts, but these are expected to be at least US$10 million.

Offer to acquire PowerTel

In November 2006, Telecom announced that it had entered into a comprehensive network access services agreement with PowerTel Limited. At that time the two parties also entered into a non-binding agreement to explore a broader strategic relationship, including deeper integration opportunities. Evaluation of the strategic opportunities available through a significant strategic relationship between the two parties has resulted in a proposal for Telecom to acquire PowerTel.

Telecom proposes to acquire 100% of PowerTel’s equity by way of a scheme of arrangement at a cash price of A$2.30 per share. This is equivalent to total equity consideration of A$320 million. Including net debt, the total acquisition value is A$357 million. Prior to the conclusion of the merger implementation agreement, Telecom has also acquired an option to acquire 10% of PowerTel’s outstanding shares at A$2.30. The acquisition will be fully funded by Telecom using cash and existing borrowing facilities.

The offer represents a full price for PowerTel, reflecting both the strategic value and operational benefits available. Accordingly, the transaction is expected to be unanimously recommended by the Board of PowerTel. The transaction is proposed to be completed in May 2007.

The acquisition would represent a meaningful step towards the consolidation of the Australian telecommunications market. PowerTel has invested heavily in the development of an extensive telecommunications network, which has seen it emerge predominately as a wholesale provider. AAPT’s recent investment has focussed strongly on the service layer in order to position itself in the small to medium enterprise and mass-market segments. The operations of the two entities are therefore highly complimentary and significant integration benefits are anticipated from combining the two entities.

PowerTel’s existing ADSL2 access network is capable of addressing 45% of AAPT’s residential customer base and 65% of its business customer base. Migration of existing AAPT customers onto PowerTel’s would be expected to address approximately $150 million of AAPT’s current annual carrier spend. The improved access economics and network scale would also provide a stronger platform for competition in the corporate and wholesale market segments.

The transaction is subject to a number of conditions, including approval from PowerTel shareholders and regulatory bodies as well as material adverse change and other common deal closure provisions. It is expected that the scheme documents will be sent to shareholders in late March and that shareholders will have the opportunity to vote on the scheme in late April.

Update on Yellow Pages Group Sales Process

In November 2006, Telecom announced that it proposed to offer its Yellow Pages Group (YPG) for sale by way of a competitive sale process and that it expected to complete any sale by the end of the 2006-07 financial year. This process remains on schedule for a sale to be completed within this time frame. An information memorandum was released to prospective purchasers in December 2006.

As previously advised, an update is expected to be provided to the market regarding capital management plans for any distribution of YPG sale proceeds following completion of any sale.

Online Venture with Yahoo!7

In December 2006, Telecom and Yahoo!7 (a joint venture between Yahoo! Inc and Seven Network in Australia) concluded an agreement to form a jointly owned entity to be called Yahoo!Xtra New Zealand Limited (Yahoo!Xtra), which will provide an enhanced suite of online content and applications in New Zealand. Telecom will have a 49% shareholding in this entity, with Yahoo!7 holding the remaining 51%.

Yahoo!Xtra will replace Telecom’s existing XtraMSN web portal and will provide a wide range of online application services to casual users. In addition, Telecom’s Xtra customers will have access to a range of premium online services, with mail, enhanced spam and virus protection management, online photo sharing, localised news and internet radio properties progressively becoming available after the initial launch. These services will be provided as part of Xtra customers’ existing subscription. Yahoo!Xtra’s primary source of revenue is expected to be from the provision of online advertising.

Telecom will account for Yahoo!Xtra as an associate. Telecom will make a small initial equity contribution which will be recorded as an investment in Telecom’s balance sheet. This will be adjusted in future periods by Telecom’s share of Yahoo!Xtra’s net earnings or deficit, which will also be reflected in Telecom’s income statement.

GLOSSARY

ADSL2+ - ADSL (Asymmetric Digital Subscriber Line) is technology for delivering a high bit rate link to customers over ordinary copper wire. ADSL2+ is an evolution of ADSL delivering very high data speeds up to theoretical maximum of 24 megabits per second.

CDMA (Code Division Multiple Access) - A radio spectrum sharing technique used in digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

LLU (Local Loop Unbundling) - a requirement on the incumbent telecommunications provider to allow other service providers to access and use the copper circuit from the telephone exchange to the customer premises.

Naked or Standalone DSL - a DSL service provided without a requirement for the retail customer of the DSL service to also purchase an analogue telephone service from either the DSL wholesaler or the incumbent.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) - A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

APPENDICES

OVERVIEW OF GROUP RESULTS

	Half year ended 31 December				Variation 2006:2005
(in NZ$ millions, except percentages)	2006	%	2005	%	$	%
Operating revenues

Local service	539	18.3	540	18.5	(1)	(0.2)
Calling
National	421	14.3	459	15.8	(38)	(8.3)
International	253	8.6	216	7.4	37	17.1
Other	23	0.8	24	0.8	(1)	(4.2)

	697	23.6	699	24.0	(2)	(0.3)

Interconnection	98	3.3	105	3.6	(7)	(6.7)
Mobile	456	15.5	431	14.8	25	5.8
Data	275	9.3	306	10.5	(31)	(10.1)
Broadband and internet	240	8.1	220	7.5	20	9.1
IT services	181	6.1	175	6.0	6	3.4
Other operating revenues
Resale	217	7.4	168	5.8	49	29.2
Directories	127	4.3	115	3.9	12	10.4
Equipment	26	0.9	28	1.0	(2)	(7.1)
Miscellaneous other	72	2.4	67	2.3	5	7.5

	442	15.0	378	13.0	64	16.9

Total operating revenues	2,928	99.3	2,854	97.9	74	2.6

Abnormal revenue	20	0.7	60	2.1	(40)	NM

Total revenue	2,948	100.0	2,914	100.0	34	1.2

Operating expenses
Labour	(412)	(14.0)	(405)	(13.9)	(7)	1.7
Intercarrier costs	(645)	(21.9)	(583)	(20.0)	(62)	10.6
Other operating expenses	(832)	(28.2)	(796)	(27.3)	(36)	4.5

Total operating expenses	(1,889)	(64.1)	(1,784)	(61.2)	(105)	5.9

Abnormal expenses	(43)	(1.5)	(931)	(31.9)	888	NM

Total expenses	(1,932)	(65.5)	(2,715)	(93.2)	783	(28.8)

EBITDA*	1,016	34.5	199	6.8	817	410.6

Depreciation and amortisation	(317)	(10.8)	(345)	(11.8)	28	(8.1)

Earnings from operations	699	23.7	(146)	(5.0)	845	(578.8)

Net interest expense	(133)	(4.5)	(129)	(4.4)	(4)	3.1

Earnings before income tax	566	19.2	(275)	(9.4)	841	(305.8)

Income tax expense	(112)	(3.8)	(189)	(6.5)	77	(40.7)

Net earnings after income tax	454	15.4	(464)	(15.9)	918	(197.8)
Minority interest in profits of subsidiaries	(2)	(0.1)	(2)	(0.1)	—	—

Net earnings	452	15.3	(466)	(16.0)	918	(197.0)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

GROUP CASH FLOW

	Half year ended 31 December			Quarter ended 31 December
	2006	2005	Change	2006	2005	Change
	$ m	$ m	%	$ m	$ m	%
Cash was provided from/(applied to):

Cash received from customers	2,941	2,858	2.9	1,468	1,362	7.8
Interest income	9	10	(10.0)	6	5	20.0
Payments to suppliers and employees	(2,055)	(1,846)	11.3	(1,045)	(842)	24.1
Income tax paid	(83)	(79)	5.1	(78)	(88)	(11.4)
Interest paid on debt	(133)	(146)	(8.9)	(94)	(108)	(13.0)

Net operating cash flows	679	797	(14.8)	257	329	(21.9)

Sale of property, plant and equipment	1	2	(50.0)	—	—	—
Purchase of short-term investments	(15)	(9)	NM	49	(9)	NM
Sale/(purchase) of subsidiary companies	27	(10)	(370.0)	1	—	NM
Purchase of long-term investments	(3)	(5)	(40.0)	(3)	(1)	200.0
Sale of long-term investments	—	272	(100.0)	—	(10)	(100.0)
Repayment of non-current receivables	77	—	NM	77	—	NM
Purchase of property, plant and equipment	(418)	(369)	13.3	(226)	(198)	14.1
Capitalised interest paid	(6)	(5)	20.0	(3)	—	NM

Net investing cash flows	(337)	(124)	171.8	(105)	(218)	(51.8)

Proceeds from long-term debt and derivatives	376	—	NM	376	—	NM
Repayment of long-term debt and derivatives	(242)	(162)	49.4	(96)	(162)	(40.7)
Repayment of short-term debt	(55)	134	(141.0)	(190)	343	(155.4)
Capital contributed	—	9	(100.0)	—	3	(100.0)
Capital repurchased	—	(58)	(100.0)	—	(23)	(100.0)
Dividends paid	(292)	(600)	(51.3)	(112)	(200)	(44.0)

Net financing cash flows	(213)	(677)	(68.5)	(22)	(39)	(43.6)

Net cash flow	129	(4)	NM	130	72	80.6

APPENDIX 7 - NZX CONDUCT RULES

TO FAX ++64-4-473-1470

Number of pages including this one (Please provide any other relevant details on additional pages): 1

Notice of event affecting securities

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND
Name of officer authorised to make this notice	MARKO BOGOIEVSKI
Authority for event, e.g. Directors' resolution	DIRECTORS' RESOLUTION
Contact phone number	(0800) 737500
Contact fax number	(04) 498 9431
Date	01 / 02 / 07

Nature of event Tick as appropriate

Bonus Issue [ ] If ticked, state whether: Taxable [ ] / Non Taxable [ ] Conversion [ ] Interest [ ] Rights Issue Renouncable [ ]

Rights Issue non-renouncable [ ] Capital change [ ] Call [ ] Dividend [√] If ticked, state whether: Interim [√] Full Year [ ] Special [ ]

Description of the class of securities	ORDINARY SHARE
ISIN (If unknown, contact NZX)	NZ TELE0001S4

Description of the class of securities	
ISIN (If unknown, contact NZX)	
Number of Securities to be issued following event	
Minimum Entitlement	
Ratio, e.g ① for ②	for
Conversion, Maturity, Call Payable or Exercise Date (Enter N/A if not applicable)	
Treatment of Fractions	
Strike price per security for any issue in lieu or date Strike Price available.	
Tick if pari passu OR provide an explanation of the ranking	

In dollars and cents

Amount per security	7.0 CENTS
Currency	NEW ZEALAND DOLLARS
Total monies	$139,634,047
Source of Payment	RETAINED EARNINGS

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents	$0.012353
Date Payable	9 March, 2007

In the case of a taxable bonus issue state strike price	N/A
Resident Withholding Tax	NIL
Credits (Give details)	$0.034478

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	23/2/07 AUST & NZ; 22/2/07 USA
Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	09 March 2007 AUST and NZ; 16 March 2007 USA
Notice Date Entitlement letters, call notices, conversion notices mailed	
Allotment Date For the issue of new securities. Must be within 5 business days of record date.	

Security Code:

Security Code:

NZX

APPENDIX 7 - NZX CONDUCT RULES TO FAX ++64-4-473-1470

Notice of event affecting securities Number of pages including this one

(Please provide any other relevant 1

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. details on additional pages)

For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Full name TELECOM CORPORATION OF NEW ZEALAND of Issuer

Name of officer authorised to MARKO BOGOIEVSKI Authority for event, DIRECTORS’ RESOLUTION make this notice e.g. Directors’ resolution

Contact phone (0800) 737500 Contact fax (04) 498 9431 01 02 07 number number Date

Nature of event Bonus If ticked, Rights Issue

Tick as appropriate Issue state whether: Taxable / Non Taxable Conversion Interest Renouncable

Rights Issue Capital If ticked, state Full

non-renouncable change Call Dividend whether: Interim Year Special

EXISTING securities affected by this If more than one security is affected by the event, use a separate form.

Description of the ORDINARY SHARE ISIN NZ TELE0001S4 class of securities

If unknown, contact NZX

Details of securities issued pursuant to this event If more than one class of security is to be issued, use a separate form for each class.

Description of the ISIN class of securities

If unknown, contact NZX

Number of Securities to Minimum Ratio, e.g

be issued following event Entitlement 1 for 2 for

Conversion, Maturity, Call Treatment of Fractions

Payable or Exercise Date

Enter N/A if not

Tick if provide an applicable pari passu OR explanation

Strike price per security for any issue in lieu or date of the

Strike Price available. ranking

Monies Associated with Event Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

Source of RETAINED EARNINGS

7.0 CENTS Payment

Amount per security

NEW ZEALAND DOLLARS Supplementary Amount per security $ 0.012353

Currency dividend in dollars and cents

details -

Listing Rule 7.12.7

$ 139,634,047 Date Payable 9 March, 2007

Total monies

Taxation Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus N/A Resident NIL Credits $ 0.034478 issue state strike price Withholding Tax (Give details)

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm Application Date

For calculation of entitlements - Also, Call Payable, Dividend / must be the last business day of 23/2/07 AUST & NZ; 22/2/07 USA Interest Payable, Exercise Date, 09 March 2007 AUST and NZ; 16 March 2007 USA

a week Conversion Date. In the case

of applications this must be the

last business day of the week.

Notice Date Allotment Date

Entitlement letters, call notices, For the issue of new securities. conversion notices mailed Must be within 5 business days of record date.

OFFICE USE ONLY

Ex Date:

Commence Quoting Rights: Security Code:

Cease Quoting Rights 5pm:

Commence Quoting New Securities: Security Code:

Cease Quoting Old Security 5pm:

Telecom Corporation of New Zealand Limited

Results for Announcement to the Market

Reporting Period :	6 months to 31 December 2006
Previous Reporting Period:	6 months to 31 December 2005

	Six months ended 31 December 2006 NZ$000	Movement

Revenue from ordinary activities	2,928,000	Up 2.6%

Profit from ordinary activities after tax attributable to members	452,000	Up 197.0%

Net profit attributable to members	452,000	Up 197.0%

	Amount per security	Imputed amount per security

Quarter 1 Interim dividend	7.0cps	3.4478cps

Quarter 2 Interim dividend	7.0cps	3.4478cps

Record date	23 February 2007

Dividend payment date	9 March 2007

1

Telecom Corporation of New Zealand Limited

Supplementary Appendix 1 Information

The information below supplements the information disclosed in the attached condensed financial statements and management commentary.

Dividends

Amount per security:

	Amount per security	Date Paid/Payable
Quarter 1 Interim dividend	7.0 cps	8 December 2006

Quarter 2 Interim dividend	7.0 cps	9 March 2007

Total dividends	14.0 cps

Dividend reinvestment plan

Telecom operates a Dividend Reinvestment Plan whereby shareholders can elect to receive dividend in the form of additional shares in lieu of a cash dividend.

The last date for receipt of election notices for participation in the dividend plan is: 23 February 2007.

Net tangible assets per security

	Dec 2006	Dec 2005
Net tangible assets per security	NZ$0.22	NZ$0.32

Control of entities gained or lost during period

In September 2006 Telecom sold its 90% share in Telecom Samoa Cellular Limited.

2

Associates and Joint Venture entities

Equity accounted associates and joint venture entities	Percentage of ownership interest held at end of period		Contributions to net profit NZ$’000
	Dec 2006	Dec 2005	Dec 2006	Dec 2005
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	—
Community Telco Australia Pty Limited	50%	—	—	—

Basis of report

This report is based on unaudited financial statements.

3

2 February 2007

MEDIA RELEASE

Telecom Half Year performance

Highlights

•	Mobile – strong New Zealand performance

•	Southern Cross – repayments of shareholder advances and outlook for dividends positive

•	Proposed Powertel acquisition and benefits for AAPT

•	Yellow Pages Group – sales process on track with strong buyer interest

Overview of Group results
	Half Year (NZ$m)
	31 Dec 06	31 Dec 05	Change %

Operating revenue	2,928	2,854	2.6

Abnormal items	(23)	(871)	NM

Reported EBITDA	1,016	199	410.6

Adjusted EBITDA*	1,039	1,070	(2.9)

Earnings before interest and tax	699	(146)	(578.8)

Adjusted earnings before interest and tax*	722	725	(0.4)

Reported net earnings	452	(466)	(197)

Adjusted net earnings*	461	395	16.7

Earnings Per share (adjusted)	23.3	20.2	15.3

EBITDA	= Earnings before interest, taxation, depreciation and amortisation
*	Excludes abnormal items

Note: All comparisons in the above table and commentary below relate to the half year to 31 December 2006 compared with the same period in 2005 unless otherwise stated. All figures are expressed in New Zealand dollars unless otherwise stated.

1

Telecom today reported adjusted net earnings after tax of $461 million for the half year to 31 December 2006, an increase of 16.7% on the half year to 31 December 2005.

Reported earnings for the half year to 31 December 2006 were $452 million compared with a loss of $466 million for the same period in December 2005.

The result included three abnormal items in the current half year:

•	an abnormal gain of $20 million on the sale of Telecom’s 90% stake in Telecom Samoa Celllular Limited (Q1 06/07);

•	restructuring costs totalling $27 million ($18 million net of tax) as per Telecom’s company wide organisational re-design

•	provision of $16 million ($11 million net of tax) for the cost of rectifying several billing issues, mostly relating to prior periods (the full list of abnormals is at the end of this release).

The increase in adjusted earnings reflected lower tax expense due to a $65 million tax credit to recognise tax benefits on the write-down of Australian assets in the prior financial year.

Telecom Chief Executive Theresa Gattung said mobile and IT had performed strongly in the December quarter.

“We’ve had another very good quarter in our mobile business. Mobile data revenues grew at 39% and 36.7% for the quarter and half year respectively while growth in net connections was very strong – 100,000 for the December quarter,” Ms Gattung said.

“In December we launched the latest generation of mobile technology Revision A (faster mobile broadband) in Auckland. This gives customers very fast mobile broadband speeds on the move - the rollout into other main centres will continue throughout 2007.

“Mobile penetration in New Zealand is now close to 100% so we expect connection growth will slow in the near to medium term. Future revenue growth will be determined more by applications and content.

“In the quarter we received US$54 million from Southern Cross in repayments of shareholder advances. Southern Cross made further capacity sales of US$91 million to five customers during the quarter in addition to capacity sales previously announced.

“In March 07, subject to Southern Cross board approval, Telecom could receive a dividend of around US$12 million with further dividends likely in the 2008 year.”

On the sales process of Yellow Pages Group, Ms Gattung said it was progressing with strong buyer interest. “Indicative bids are due in early February, with due diligence scheduled to commence shortly thereafter. We expect any sale to be concluded by the end of this financial year.”

2

“Total broadband connections including (DSL and mobile) were 563,000 for the half year. Broadband growth slowed slightly in the December quarter following a period of sustained growth and this reflected seasonal variability and a shift in focus by wholesale customers to access and calling bundled packages.

“Growth in DSL broadband connections in the quarter were 36,000 compared with 51,000 in Q1 06/07. Additional wholesale connections in the quarter were 8000 and 27,000 for the half year.

“Customers will also benefit from the enhanced range of news, sport, weather, and messaging services available from the joint venture between Yahoo! and Xtra announced in December. The first raft of services will begin in March 2007.

Ms Gattung said the cumulative impact of stronger competition, direct regulatory effects and higher investment is expected to result in a decline in full year of 2006/2007 EBITDA for New Zealand operations of approximately 2.0% to 3.0% compared to 2005-06.

“Our Australia operations continued to be challenging, however our planned acquisition of Powertel, which we announced yesterday, will provide our Australian business AAPT with strong benefits, particularly around network access and IT integration.

“In addition, the new Gen-i Australasian structure is in place to manage our top 25 key clients many of who are trans-Tasman. We are focussed on retaining these key customers while extending our service mix beyond traditional telco services.”

New Zealand

Operating revenue was $2,289, an increase of 1.9%. Higher operating revenues for calling, mobile, IT services and directories were partly offset by declines in interconnection, data, dial-up internet and other operating revenues.

Access and Calling

Total local service revenue was stable on $523 million

Access revenues increased slightly but the gains were offset by a decrease in local call revenues which was due to businesses migrating from dial-up to broadband services.

Residential access lines dipped marginally (0.6%) to 1,404 million.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	National Calls $278 million, a decrease of 6.4%

•	International $202 million, , an increase of 21%

•	Other $23 million, a decrease of 8.0%

•	Total Calling revenue $503 million, an increase of 2.9%

3

Total calling revenue was boosted by the impact of international transit revenues, now presented as a gross figure as a result of the adoption of IFRS as of 1 July 2005.

Excluding transit revenues, calling revenues decreased 6.0% compared to the December 05 quarter.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, declined 7.2% to $77 million. The decline reflects the impact of lower mobile termination rates.

Mobile revenue is derived from voice and data services on Telecom’s 027 network (CDMA) and 025 (TDMA) networks as well as T3G services.

•	Total mobile revenues increased 8.7% to $413 million

•	Voice revenues were stable on $262 million

•	Data revenue increased 36.7% to $108 million

•	Total connections at 31 December 2006 were 1,871,000, an increase of 3.5% on 31 December 2005

•	Net mobile connection growth for the December quarter were 100,000, an increase of 5.6% from 30 September 2006

•	Total ARPUs (average revenue per user – monthly) including interconnection were $45.50

•	Mobile data revenue growth continues to be driven by services such as music downloads, text messaging, 3G broadband data use

•	The 025 (TDMA) network is due to close on 31 March 2007. Telecom announced the closure in early 2004 to enable customers to make choices about their future needs.

Data revenue – Total data revenue eased 5.5% to $208 million with decreases in traditional data services being partly offset by an increase in Managed IP data services. The decline reflected the migration away from legacy data products to new platforms such as Private Office, and the reduction in wholesale data prices.

Broadband revenue increased 4.6% to $137 million.

Consumer revenue increased by 35.1% to $77 million. Business revenue declined by 33.9% to $39 million, reflecting the large reduction in business broadband pricing as business and residential prices were aligned.

•	Total DSL connections of 522,000 at 31 December 2006 includes retail connections of 395,000 and wholesale connections of 127,000

•	Total retail DSL connections of 395,000 increased 49.1% compared with December 2005

•	Retail connections in the quarter were 36,000

•	Wholesale connections of 8,000 in the quarter compared with 19,000 in the previous quarter

Internet revenue, which is based on dial-up revenue, was $27 million, a decline of 28.9% reflecting the migration of customers to broadband.

4

IT Services (Solutions)

Total IT revenue was $181 million, an increase of 3.4%. In the December quarter revenue was $96 million, an increase of 17.1%.

Yellow Pages Group directories revenue of $127 million increased 10.4% for the half year and 9.4% for the December quarter, driven by volume increases, new products in the printed directories and increasing revenues from online services.

Australia

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Operating revenues were A$574 million, a decrease of 4.7%

•	EBITDA was A$10 million, down 76.2%

•	Loss from operations was A$(20) million, an improvement of 39.4%

Australian operations were impacted by a tightening of wholesale prices and continued downward pressure on retail prices.

Consumer and Small Enterprise

Broadband revenue increased by $16 million for the half year, up 185% compared with the corresponding period on a year on year basis.

Consumer broadband customers were 142,000 at 31 December 2006 compared with 63,000 at 31 December 2005.

Dial-up customers decreased 19,000 to 98,000 at 31 December, largely driven by the migration of customers to broadband.

There has been progress in broadband adoption across the customer base as well as strong take-up of new capped plans.

Consumer and Small Enterprise Business Transformation Update

There has been significant investment in developing next generation services capability for the Australian mass market via AAPT’s Consumer and Small Enterprises division.

The transformation towards a self-service model – an industry-first for Australia – is on track.

In addition to providing a fully automated self-service capability, the new operating platform also includes provision for online channels and easy-to-use customer care options via a simple web interface.

AAPT Business Solutions

Steady growth in the medium and corporate market continues, with 16 new business wins and renewed contracts in Q2.

Wholesale

Strong year-on-year growth continues from AAPT’s Wholesale division, predominantly driven by customer acquisitions and positive response to new products, particularly eBill. Growth in channels continues, due to an increased number of profitable resellers.

5

Dividend

Telecom will pay a fully imputed ordinary dividend for the quarter ended 31 December 2006 of 7.0 cents per share on 9 March 2007 in New Zealand and Australia, and on 16 March 2007 in the United States. The books closing dates are 23 February 2007 on the New Zealand and Australian Stock Exchanges and 20 February 2007 on the New York Stock Exchange.

As announced at the full year result in August 2006, Telecom will target an ordinary dividend ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the 2006/2007 year. Subject to there being no adverse change in operating outlook the dividends for each of the three quarters in the year ending 30 June 2007 will be 7.0cps and the dividend for the fourth quarter will be set to reflect the full year targeted pay-out ratio. The tax credit of $65 million recognised in the current period and any Southern Cross dividend will be included in net earnings when calculating the dividend payout ratio.

Capital Expenditure increased by 13.9% to $402 million. For the 2006/2007 financial year, Telecom is forecasting to spend capital expenditure of between $810 million and $830 million.

For further information, please contact:

John Goulter, Public Affairs Manager 027 2324303

Or Phil Love, Senior Corporate Affairs Executive 027 244 8496

Group Result - Abnormals table

Quarter recognised		1H 07 $M	1H 06 $M	Change %
Reported net (loss)/earnings LESS:		452	(466)	NM
Q1 07	Gain on sale of TSCL *	(20)
Q2 06	Gain on acquisition of SCCL *		(60)
ADD:
Q2 07	Restructuring charges **	18
Q2 07	Provision for billing issues **	11
Q2 06	Write-down of Australian operations *		897
Q2 06	Intercarrier & Regulatory costs **		15
Q2 06	Provision for contractural settlements **		9
	Adjusted net earnings	461	395	16.7%

*	not subject to tax ** net of tax

ENDS

6

MEDIA RELEASE

2 February 2007

Theresa Gattung to conclude role as Telecom CEO

The Board of Directors of Telecom New Zealand and Theresa Gattung announced today that after seven years in the role, Ms Gattung will leave her position as Chief Executive and Director of the company, effective on 30 June 2007.

Telecom Chairman Wayne Boyd said Theresa Gattung had led the company during a period of unprecedented change in the telecommunications sector.

“Her 12 years with the company started with the $5 Call which revolutionized the way New Zealanders talked to each other, and lately she has overseen a major strategic shift to make Telecom the number one IT services company in New Zealand.

“We thank Theresa for her dedication to Telecom. She has built and maintained a high performing team culture throughout the company, and her energy, passion and intellect will be missed. In the three years I have worked with Theresa on the Telecom Board I have come to have a great deal of respect for her.”

Ms Gattung said that it had been an honour to serve as CEO of Telecom.

“This is a dynamic company in a complex industry. It’s a sector with a great outlook. It has been a privilege to work in a company that is at the heart of such exciting change.

“I am proud of the team I have worked with and I thank them for their support over all my time with the company.”

Mr Boyd said a search for a new CEO would start immediately and candidates would be sought from within the company and from New Zealand, Australia and globally.

An update on the CEO search will be given at the next quarterly earnings briefing in early May.

ENDS

For inquiries please call:

Mark Flesher

General Manager Investor Relations

027 221 6526